Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

RECEIVED
NOV 15 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 202

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

04046519

Vienna, November 2004

Attn: Office of International Corporation Finance

SUPPL

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley   Ursula Künstler

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

Ad hoc release, 4 November 2004, 08:00 a.m. Vienna time

BA-CA results for the first nine months of 2004

Bank Austria Creditanstalt continues to show high increases in profitability - net income after taxes increases 39 percent to EUR 434 million
-Net income before taxes increases by 38 percent to EUR 632 million
-Third quarter is the best in this year
-BA-CA raises the target for net income before taxes for 2004 as a whole from EUR 750 million to EUR 800 million
-CEE expansion: BA-CA acquires Hebros Bank in Bulgaria
Wednesday evening (3/11/2004) BA-CA signed the contract to acquire Hebros Bank in Bulgaria. With total assets of EUR 291 million, 92 offices and 210,000 customers, Hebros Bank is number 10 in the Bulgarian banking market. BA-CA operates in Bulgaria with its subsidiary HVB Bank Biochim, the fourth largest local bank. With this acquisition, BA-CA strengthens its presence in Bulgaria and achieves a 10 percent market share.

BA-CA results as of 30 September 2004:

in EUR m	1-9/04	1-9/03	in %	Q3/04
Net interest income	1,789	1,610	11.1%	608
Losses on loans and advances	-323	-356	-9.3%	-107
Net interest income after losses on loans and advances	1,466	1,254	16.9%	501
Net fee and commission income	932	839	11.1%	317
Net trading result	138	217	-36.7%	52
General administrative expenses	-1,835	-1,838	-0.2%	-620
Balance of other operating income and expenses	-16	9	>100%	-3
Operating profit	685	482	42.3%	246
Net income from investments	1	26	-97.1%	-10
Amortisation of goodwill	-54	-48	11.4%	-18
Balance of other income and expenses	0	-2		2
Net income before taxes	632	457	38.4%	220
Net income after taxes and minority interests	434	312	39.0%	151
ROE before taxes	13.8%	12.5%		14.1%
ROE after taxes	9.5%	8.5%		9.6%
Cost/income ratio	64.5%	68.7%		63.7%
Risk/earnings ratio	18.1%	22.1%		17.6%

Enquiries: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 September

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	1 Jan.–30 Sept. 2004	2003	Change
Share price at end of period	€ 57.10	€ 40.50	+41.0%
High/low (intraday)	€ 57.10/€ 40.81	€ 40.79/€ 26.80	
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange	164,000 shares	293,000 shares	
Earnings per share in accordance with IAS (annualised)	€ 3.93	€ 3.40	+15.6%
Price/earnings ratio (end of period)	14.5	11.9	
Total shareholder return (2003 against offering price and excl. dividend)	43.5%	39.7%	
Market capitalisation (end of period)	€ 8.4 bn	€ 6.0 bn	+19.0%

Income statement figures (in € m)	1 Jan.–30 Sept. 2004	1 Jan.–30 Sept. 2003	Change
Net interest income after losses on loans and advances	1,466	1,254	+16.9%
Net fee and commission income	932	839	+11.1%
Net trading result	138	217	–36.7%
General administrative expenses	–1,835	–1,838	– 0.2%
Operating profit	685	482	+42.3%
Net income before taxes	632	457	+38.4%
Consolidated net income	434	312	+39.0%

Volume figures (in € m)	30 Sept. 2004	31 Dec. 2003	Change
Total assets	139,947	137,053	+ 2.1%
Loans and advances to customers after loan loss provisions	75,790	72,541	+ 4.5%
Primary funds	80,754	76,642	+ 5.4%
Shareholders' equity	6,371	5,815	+ 9.6%
Risk-weighted assets (banking book)	70,128	65,550	+ 7.0%

Key performance indicators (in %)	1 Jan.–30 Sept. 2004	2003
Return on equity after taxes (ROE)	9.5	8.7
Cash ROE (ROE after taxes before amortisation of goodwill)	12.7	12.4
Return on assets (ROA)	0.42	0.31
CEE contribution to net income before taxes	40.2	23.3
Cost/income ratio	64.5	69.9
Net interest income/avg. risk-weighted assets (banking book)	3.53	3.28
Risk/earnings ratio	18.1	21.5
Provisioning charge/avg. risk-weighted assets (banking book)	0.64	0.70
Total capital ratio (end of period)	12.4	13.1
Tier 1 capital ratio (end of period)	7.5	7.8

Staff	30 Sept. 2004	30 Sept. 2003	Change
Bank Austria Creditanstalt (full-time equivalent)	29,331	31,112	– 5.7%
Austria (BA-CA AG and its subsidiaries that support its core banking business)	10,936	11,579	– 5.6%
CEE and other subsidiaries	18,395	19,533	– 5.8%
of which: Poland	9,669	11,546	–16.3%

Offices	30 Sept. 2004	30 Sept. 2003	Change
Bank Austria Creditanstalt	1,320	1,309	+ 0.8%
Austria	404	422	– 4.3%
CEE countries and rest of world	916	887	+ 3.3%
of which: Poland	468	526	–11.0%



To Our Shareholders, Customers and Business Partners

Ladies and Gentlemen,

Bank Austria Creditanstalt has steadily improved its performance from quarter to quarter so far this year. Consolidated net income for the first nine months was € 434 m, almost 40 % more than in the same period of the previous year. There are good prospects that we will exceed our targets set for the year as a whole. Our subsidiaries in the CEE countries are the main contributors to growth; they accounted for 40 % of the bank's net income before taxes and three-quarters of the increase in profits. Revenue growth was also achieved in banking business in Austria, especially in the Private Customers segment, with a notable improvement in the structure of income. The two sustainable income components of our core business – core net interest income and net fee and commission income – increased significantly from quarter to quarter, also compared with the previous year. The results therefore have a strong basis, the "quality of results" has further improved. Particularly gratifying is the fact that the third quarter also saw good results from trading in financial market instruments, which returned to the strong performance achieved in the previous year.

Bank Austria Creditanstalt is focused on growth. In the third quarter, the bank's risk-weighted business volume was 4 % higher than in the previous year; business in Central and Eastern Europe expanded by 20 %, private customer business in Austria grew by 11 %. Taking account of these focal areas, we will optimise our use of capital, be it for organic growth or for acquisitions. Shortly before the publication of this report, we signed the agreement to purchase Hebros Bank in Bulgaria. With its 210,000 customers and 92 offices, the bank complements the business portfolio and regional presence of our subsidiary HVB Bank Biochim. Our market share in Bulgaria thus rises to 10 %.

Our objectives are to expand business while enhancing productivity and maintaining stringent risk control. For CEE this means focusing all energies on growth and continuing to keep a tight rein on costs. For Austria this means, above all, optimising sales activities and the product range; taking a proactive approach and flexibly moving ahead in the high-return market segments; and enhancing back-office efficiency in the interests of customers. In October we started with a revision of the bank's internal service regulations in Austria. Bank Austria Creditanstalt left the Austrian Association of Savings Banks and became a member of the Austrian Association of Banks and Bankers. With this move and the related change in the collective agreement we have created the basis for modern and competitive internal service regulations. In this context, we want to formulate the details for the regulations – together with the Employees' Council, if possible – by the end of December.

The BA-CA share continued to advance in the third quarter. Since the initial public offering more than a year ago, the value of BA-CA shares has more than doubled. Our shares are among the best-performing equities in Europe. We see this performance as a mandate and as an incentive to consistently pursue the path which only started with the success achieved in the year so far.

Yours sincerely,



Erich Hampel

Performance of the BA-CA Share

BA-CA share advances independently of benchmark indices

Bank Austria Creditanstalt shares continued to advance in the third quarter of 2004. At the end of September, the BA-CA share price stood at € 57.10, having risen by 41 % over the first nine months of 2004. While the share price had moved in line with the Dow Jones EuroStoxx/ Banks index in the second quarter, even tracking the day-to-day trend, the price of BA-CA shares disengaged from the index movement from the beginning of July onwards. In the period from the beginning of July to the end of September, the benchmark index for European banks fell temporarily and finally remained almost steady. In the same period, the BA-CA share gained 18 %. On 6 October it reached a new (intraday) high of € 60.64.

Compared with the offering price of € 29.00 on 8 July 2003, the BA-CA share price at the end of September 2004 (together with the dividend payment of € 1.02 in May 2004) meant that the value of shareholders' assets almost doubled within 15 months, a remarkable performance in a European stock market environment that was not always favourable. The development of the BA-CA share price from the date of issue and from the beginning of the year to 30 September 2004 (+97 % and +41 %, respectively) thus outperformed the key Austrian ATX stock market index (+54 % and +32 %, respectively) and the Dow Jones EuroStoxx/ Banks index, the European banking industry's benchmark (+13 % and +0.2 %, respectively). Annualised earnings per share for the first nine months were € 3.93, the price/earnings ratio (PER) was 14.5.

Performance of Bank Austria Creditanstalt shares compared with the ATX and the bank index/euro area



EUR
60
55
50
45
40
35
30
25
Offering price € 29 = index base
J A S O N D J F M A M J J A S O N
2003
2004
BA-CA
ATX (relative)
European bank shares (DJ EuroStoxx/Banks, relative)

Most recently, the market capitalisation of Bank Austria Creditanstalt was € 8.9 bn (based on the closing price of € 60.35 on 2 November 2004), making it one of the largest Austrian listed companies.

http://ir.ba-ca.com

At present, 18 investment banks cover the BA-CA share and thus Bank Austria Creditanstalt as a company. The positive feedback from analysts is mainly based on the strong performance. BA-CA's Investor Relations team provides analysts and investors with information on an ongoing basis. Immediately after the publication on 5 August of the bank's results for the first six months of 2004, the Chairman of the Managing Board and the CFO of Bank Austria Creditanstalt set out on a roadshow to 7 cities in the United States and in Europe to inform institutional investors and analysts of the bank's results. Moreover, several conferences and one-on-ones took place in various European countries. The publication of results on 4 November will also be followed by presentations, conferences and one-on-ones in Europe.

The performance of the BA-CA share shows that the bank's strategy of combining the growth market of Central and Eastern Europe with Austria's mature market in a network spanning 12 countries is right and leads to positive results for shareholders.

Economic Environment and Market Situation in the Third Quarter of 2004

▷ In accordance with expectations, the strong upturn of the **global economy** has become more broadly based as the year progressed. All major economic regions are at present growing at more or less the same rate. The hoped-for mutual strengthening of economic regions has so far not taken place, so that the momentum of growth worldwide is in the process of slowing down in line with cyclical trends.

In the US, there was none of the fiscal impetus seen in the previous year, and private consumption remained moderate on account of the dampening effect of high energy prices on purchasing power. In China, economic policy was characterised by restrictive administrative and monetary measures in order to prevent an overheating of the economy. These measures had negative implications for the entire Far Eastern region. Europe again trailed behind all the other regions. While production benefited from demand for exports, this impetus did not lead to any sustainable increase in domestic demand.

The greatest burden for the global economy and a major factor of uncertainty was the sharp rise in oil prices. Prices for North Sea Brent climbed by 38 % to USD 46.22 per barrel in the third quarter, and most recently exceeded USD 50 per barrel. The higher prices on the one hand reflect the strong demand, which is now reaching the limit of normal production capacity. On the other hand, the prices include a risk premium for possible production bottlenecks that may occur in the winter on account of the unstable political situation in some oil producing countries. The rise was reinforced by substantial long positions of non-commercial futures market participants.

▷ Our core markets **Austria and CEE** again grew robustly in the third quarter, at a rate above the EU average in the year to date. In Austria, exports and industrial output accelerated slightly in the summer months from the high level achieved in the preceding quarters. In the surveys conducted, the scepticism of consumers was more strongly reflected than in actual purchases; personal loans increased significantly. Investments, largely aimed at enhancing productivity, continued to expand, although this is difficult to discern in a year-on-year comparison on account of the fiscally-related accelerated purchases in 2003. Demand for loans by the corporate sector was weak in view of companies' strong liquidity and restructuring measures taken in the previous year. Overall, GDP growth in the third quarter is still likely to match that of the previous quarter (a seasonally adjusted 0.9 % over the second quarter, and about 2.5 % year-on-year).

We expect real GDP third quarter growth in Central and Eastern Europe (CEE-11) to amount to 4.6 %, after 5.5 % in the two preceding quarters (in each case year-on-year) – still twice as high as the old EU countries. The weakening of the growth rate is mainly to be seen in connection with the fact that growth already started to accelerate a year ago. Moreover, the first six months saw substantial stockbuilding in the pre-EU accession phase. Domestic demand remains the pillar of growth, and is followed by investments and exports. In some countries, first and foremost Poland and Hungary, a restrictive monetary policy with rising or high short-term interest rates led to an appreciation of the respective currencies against the euro.

▷ **Financial market** trends changed in the third quarter, depending on whether the rise in oil prices was either seen as dampening growth, or whether growth was regarded as being resilient to oil price rises. US and European share prices temporarily fell below the level of year-end 2003. However, the "CEE-biased" ATX and the CECE Index comprising shares of 27 leading CEE companies rose by over one-third in the first nine months. As from the middle of the year, long-term euro rates fell to well below 4 % in tandem with the US benchmarks. Apart from expectations that oil prices would primarily curb economic growth rather than push up inflation, the investment of Asian intervention money in US Treasuries and the recycling of petrodollars contributed toward bringing interest rates down. With short-term rates remaining more or less unchanged, the euro yield curve continued to flatten. In the third quarter the US dollar fluctuated between USD 1.20 and 1.2450 per euro before falling sharply in mid-October (to USD 1.28 per euro at the time of going to press) as a result of the enormous US current account deficit and the discussion on China's exchange rate policy, which has merely been postponed.

▷ Results for the third quarter exceed the high level of the preceding quarter: net income before taxes amounts to € 220 m, up from € 216 m; consolidated net income (after taxes and minority interests) is € 151 m, up from € 150 m.

▷ Quality of results further improved:
- CEE segment accounts for three-quarters of the increase in profits and contributes 40 % to the bank's net income before taxes.
- Business with Austrian private customers generates high ROE.
- Core net interest income and net fee and commission income rise steadily.

▷ International Markets performs well in the third quarter.

▷ Strong organic growth in the core business: risk-weighted assets up by 3 %, growth supported mainly by Austrian private customer business (+ 9 %) and CEE (+ 20 %).

▷ Expansion with a focus on productivity and with due regard to risks: significant improvement in cost/income ratio, provisioning charge as a percentage of risk-weighted assets continues to decline.

▷ Net income before taxes for the first nine months of 2004 reaches € 632 m, up by 38 % on the previous year; net income after taxes and minority interests rises by 39 % to € 434 m.

Bank Austria Creditanstalt in the Third Quarter of 2004

In the third quarter of 2004, Bank Austria Creditanstalt significantly improved its results from its core business: **net income before taxes** was € 220 m, up by 2 % on the figure for the preceding quarter and 41 % higher than the figure for the third quarter of 2003. Consolidated net income (after taxes and minority interests) for the third quarter reached € 151 m, compared with € 150 m in the preceding quarter, an increase of 37 % on the figure for the same period of the previous year.

This means that Bank Austria Creditanstalt's net income before taxes has increased from quarter to quarter for more than a year. At the same time, the quality of results has improved: **core net interest income** (excluding income from equity interests) was 6 % up on the preceding quarter and 11 % higher than in the same quarter of the previous year. (The changes in overall net interest income reflect the seasonally irregular inflow of income from equity interests.) **Net fee and commission income** was only 1 % lower than the high level recorded in the preceding quarter and 7 % higher than a year before. This means that the two "sustainable" income components are rising steadily; special factors and one-off effects do not affect the general picture (see chart).

The **net trading result**, which includes the results from the trading book in Vienna, but not the other trading and investment positions of the International Markets segment, reached € 52 m (after € 29 m).

An **analysis by business segment** shows that the domestic customer business (comprising Private Customers Austria and Corporate Customers Austria) achieved a significant improvement in the third quarter. Net income before taxes totalled € 112 m, up by € 17 m on the figure for the preceding quarter and slightly lower than in the third quarter of 2003, which had benefited from one-off effects. International Markets had an excellent quarter, contributing € 42 m to overall results, an increase of € 17 m over the preceding quarter.

Central and Eastern Europe was again the top performer. As in the first and second quarters, results from the CEE business segment continued to improve. Net interest income grew further (with increases of 5 % on the preceding quarter and 50 % on the previous year). Thus operating revenues were only € 8 m or 3 % lower than the excellent performance in the second quarter. Costs rose by only 2 % or € 4 m, despite a strong expansion of business, which included the takeover

Increase in sustainable income components



€ m
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2003
2004
Net interest income:
Income from equity interests*
Core net interest income
Net fee and commission income

*) Income from variable-yield securities and equity interests

and integration of further branches in Croatia and the integration of Central profit banca and Jelzálogbank. Net income before taxes generated by the CEE business segment was € 85 m, somewhat lower than in the preceding quarter, but two and a half times the figure for the same period of the previous year.

The Bank's Income Statement for the First Nine Months of 2004

Thanks to a steady increase in sustainable income components so far in 2004, Bank Austria Creditanstalt is well on the way to exceeding its targets for the year. **Net income before taxes** for the first nine months amounted to € 632 m, an increase of € 175 m or 38.4 % over the figure for the same period of the previous year. Consolidated net income (after taxes and minority interests) was € 434 m, up by € 122 m or 39.0 %. Based on the average number of shares outstanding (147 million shares, after 124 million shares in the same period of the previous year), earnings per share are € 3.93, after € 3.35 (on an annualised basis).

Results improve by about 40 % at all levels

The trend in business volume confirms that Bank Austria Creditanstalt is a **growth stock**. In 2003, the bank had carried out a capital increase to secure the base for business expansion. Now volume in the future-oriented high-profitability business segments is growing. In the first nine months of 2004, risk-weighted assets of the bank as a whole grew by 3 % compared with the previous year (or even 4 % Q3-on-Q3). The main pillar of growth is of course the CEE market, with volume increasing by about 20 %. The Austrian core business expanded in the Private Customers segment (risk-weighted assets up by 9 % and 11 %, respectively). In business with corporate customers, volume remained almost unchanged, reflecting a reduction of loans in lower rating classes and higher volume in good rating classes. International Markets has been reducing the credit and market risk equivalent (and equity capital allocated to the business segment) over a longer period of time now.

Growth in high-return business segments

Contributors to growth



Change in € m
3,000
2,500
2,000
1,500
1,000
500
0
–500
–1,000
–1,500
–2,000
Bank as a whole
20 %
11 %
2 %
0 %
–27 %
Change in risk-weighted assets (credit and market risk equivalent, RWA) on previous year
First nine months of 2004/2003
Third quarter of 2004/2003
Corporate Center
International Markets
Corporate Customers Austria
Private Customers Austria
Central and Eastern Europe

Key indicators for the third quarter of 2004

Per cent	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04
ROE before taxes	12.1	13.3	13.1	14.1	14.1
ROE after taxes	8.5	9.1	8.9	9.8	9.6
Cash ROE*	12.0	12.6	12.2	13.1	12.8
Net interest income/ risk-weighted assets	3.31	3.43	3.29	3.80	3.50
Cost/income ratio	67.1	73.5	67.5	62.7	63.7
Risk/earnings ratio	23.0	19.5	20.2	16.6	17.6
Provisioning charge/ risk-weighted assets	0.76	0.67	0.66	0.63	0.62

*) Consolidated net income adjusted for amortisation of goodwill as a percentage of average shareholders' equity less goodwill

The **return on equity** improved although part of the funds raised through the capital increase in the previous year is not yet invested in the core business: the ROE before taxes was 13.8 % (previous year: 12.5 %), the ROE after taxes reached 9.5 % (8.5 %). The cash ROE (ROE after taxes adjusted for amortisation of goodwill and based on average shareholders' equity excluding goodwill) increased to 12.7 % (12.2 %).

Operating profit rose by € 203 m or 42.3 % to € 685 m. An analysis of this increase shows that **earnings quality** has further improved: operating revenues (including other operating income and expenses) grew by € 168 m or 6.3 %. The net charge for losses on loans and advances declined by € 33 m or 9.3 %, and general administrative expenses matched the previous year's level (down by € 3 m or 0.2 %).

Net interest income improved across the bank, growing by € 179 m or 11.1 % and thus making the strongest contribution to revenue growth. Despite the narrowing of margins on the liabilities side seen in the year to date in the Private Customers segment, net interest income from the domestic customer business matched the previous year's level, rising by € 3 m to € 1,138 m and thus accounting for 64 % of the total figure. The expansion of leasing business supported net interest income in the Corporate Customers segment. International Markets successfully managed its fixed-income position, achieving an increase of € 36 m in net interest income. Three-quarters of the growth in overall net interest income came from the CEE segment, which recorded an increase of € 134 m, to a level exceeding the previous year's figure by over one-third. This increase was achieved in all three CEE regions: the increase in Poland was some € 50 m, in the other new EU member states over € 20 m, and in South-East Europe almost € 30 m. In each case the growth in net interest income was based on a strong expansion of business volume; moreover, high short-term interest rate levels, primarily in Poland and Hungary, and also in Romania, led to a favourable trend in margins.

Operating revenues up in CEE and also in Austria

Net fee and commission income, the second "sustainable" income component, rose by 11 % or € 93 m to € 932 m compared with the previous year. The strongest growth in absolute terms was achieved in the lending business and in the securities and custodian business. In Austria, the corporate sector continued to make increasing use of advisory services provided by the bank's Treasury unit, and structured issues and the custodian business also saw higher activity levels as a result of a slightly stronger propensity to invest; several major projects were concluded in the commercial real estate sector. In Central and Eastern Europe (CEE), net fee and commission income rose by € 53 m or one-fifth. Growth was seen in card business, lending commissions and INM risk management products as well as custody services. Net fee and commission income in CEE accounts for a larger proportion of operating revenues than in Austria.

The **net trading result** for the first nine months of 2004 was € 138 m, some € 80 m or 36.7 % lower than for the same period of the previous year. This may partly be explained by the strong performance in the previous year and by a weak second quarter – trends in the third quarter were positive again. On the other hand, the results of trading activities and investment positions of INM have most recently been reflected to a greater extent in net interest income.

Improvements on the income side were fully reflected in net income because the **provisioning charge** and general administrative expenses continued to be kept under control, despite the expansion of business. The net charge for losses on loans and advances for the first nine months was € 323 m, down by € 33 m or 9.3 % from the previous year's level. The decline in the provisioning charge for Austrian customer business was stronger than for CEE business despite a persistently high rate of private insolvencies. In the first nine months of 2004, the net charge for losses on loans and advances was only 18.1 % of net interest income (compared with 22.1 % in the previous year). Thus the risk/earnings ratio was below the medium-term target of 20 %. Expressed as a percentage of risk-weighted assets, the net charge for losses on loans and advances was reduced from 0.70 % to 0.62 %.

General administrative expenses remained at the previous year's level (down by € 3 m or 0.2 %). Costs in Austria declined, and in CEE the increase in general administrative expenses mainly related to the first-time consolidation of Central profit banka and Jelzálogbank. The change in the cost/income ratio was thus determined by income trends, showing that business can be expanded without a proportionate increase in costs: in the Austrian customer business, the cost/income ratio declined slightly, to 66.6 % (after 68.6 % in the previous year), and in CEE it fell significantly, to 58.6 % (from 70.9 % in the previous year).

Costs remain under control despite business expansion

Net income from investments showed a balanced result which was € 25 m lower than for the same period of the previous year, when the figure reflected substantial gains on sales of equity interests in Austria and Poland.

Development of Business Segments in the First Nine Months of 2004

Customer business in Austria

The Austrian customer business, which comprises the Private Customers Austria and Corporate Customers Austria segments, gained further momentum in the third quarter, though not in all areas. In some market segments – including private financings, real estate financings and leasing – business volume and revenues rose strongly. Net fee and commission income also developed favourably. However, the development of margins in the third quarter reflected interest rate movements and had an adverse impact on overall business results. Net income before taxes for the first nine months grew by € 31 m or 11 % to € 303 m, mainly as the result of a € 34 m (or 2 %) increase in operating revenues after the net charge for losses on loans and advances, especially as the provisioning charge declined by € 20 m or 7 %. General administrative expenses fell by over 2 %; this decline was due to the fact that residual costs are allocated to each business segment on the basis of the segment result before residual costs. Risk-weighted assets rose by an average 2.4 % for the first nine months, despite a reduction of corporate loans in the lower rating classes. Accounting for 64 % of total general administrative expenses, the two Austrian customer business segments, to which a combined 52 % of total equity capital was allocated, generated 48 % of the bank's net income before taxes.

Overview of results

First nine months of 2002/2003/2004



2,500
2,000
1,500
1,000
500
0
2002
2003
2004
Operating revenues after provisioning charge
General administrative expenses
Net income before taxes

The projects for enhancing customer orientation and sales efficiency as well as back-office functions made good progress in the third quarter. The "Fit for Sales" programme launched in mid-2004 aims at enabling sales staff to concentrate on active selling and providing first-class service through all sales channels. This is done with central support (including data mining and campaign management) to effectively exploit potential for business with all target group segments. The first model region for multi-channel management included several branches in Vienna and enabled the bank to gain practical experience for the future implementation of the project. Multi-channel management comprises the areas of inbound call (routing of calls in the branch to the call centre), direct sales of online and telephone banking services by the call centre, and arrangements made by the call centre for appointments with customers. The experience gained in this process was taken into account in extending the project to other branches in Vienna and Graz in the third quarter. To sharpen the focus on sales activities, managers at the branch offices are supported through "branch coachings".

BA-CA Administration Services GmbH, a wholly-owned subsidiary of Bank Austria Creditanstalt, was set up with a view to designing back-office activities (transaction settlement, e.g. loan processing, data maintenance) in more efficient ways. The company becomes operational on 1 November and is located in Vienna. The new company will take over all back-office activities step by step until 2007. It will then have about 1,500 employees, who are delegated by the bank to BA-CA Administration Services GmbH.

In October the Managing Board started with a revision of the internal service regulations with a view to reducing the automatic growth of costs, offering competitive and secure jobs, and creating flexible and performance-oriented internal service regulations for our employees (see note 27 on page 27 of this interim report).

Private Customers Austria

€ m	1–9 2004	1–9 2003	Change	
Operating revenues	958	953	5	1 %
... after net charge for losses on loans and advances	887	856	31	4 %
General administrative expenses	–757	–766	9	–1 %
Operating profit	131	88	43	49 %
Net income before taxes	130	85	45	53 %
Net income before taxes – share of Group total	20 %	19 %		
Equity – share of Group total	15 %	15 %		
ROE before taxes	19.3 %	15.5 %		

A successful sales drive in business with private customers offset the impact of an unfavourable operating environment characterised by weak growth of mass incomes, restraint of private investors and pressure on margins against the background of a further decline in interest rates. In the first nine months, net income before taxes rose by € 45 m or 53 % to € 130 m.

Net interest income from current business remained more or less stable, with insignificant fluctuations from quarter to quarter. However, a closer look shows strong underlying movements: consumer loans and home loans continued to grow, with the volume of private financings in the first nine months rising by 11 %, and by 13 % compared with the level a year before. Despite declining interest rates, the overall margin was kept constant (down by 0.07 basis points), and the margin on consumer loans even rose slightly. On the deposits side, savings deposits made the largest contribution to the interest margin in absolute terms, while also showing the strongest positive change. Within Bank Austria Creditanstalt AG, the average volume of deposits was 3 % higher than a year before, and there was a slight margin improvement.

Net fee and commission income grew by € 10 m or 3 % to € 388 m. Contributions to this growth came from card business, fees from the growing lending business, and an initial increase in securities transaction volumes. Income from payment services, on the other hand, declined, again resulting in a deficit after unit costs.

In the third quarter, the investment management subsidiaries recorded a strong net inflow, the first in a long time. This upturn was based on sales campaigns and the exceptional success of the Capital Invest Osteuropa-Garantie product. At the end of September, assets under management at the companies in Austria totalled € 21.6 bn; added to this is € 962 m representing assets under management at the young investment management companies in CEE countries. Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage GmbH, which has offered the first open-end real estate fund in Austria under the new Austrian Real Estate Fund Act since November 2003, managed assets totalling € 163 m. At the end of September 2004, Schoellerbank had € 3,862 m in assets under management and BANK*PRIVAT*, Bank Austria Creditanstalt's private banking subsidiary, served customers in the top segment with assets totalling € 3.9 bn.

Corporate Customers Austria

€ m	1–9 2004	1–9 2003	Change	
Operating revenues	791	783	8	1 %
... after net charge for losses on loans and advances	605	603	2	0 %
General administrative expenses	–411	–431	20	–5 %
Operating profit	197	183	14	8 %
Net income before taxes	174	188	–14	–7 %
Net income before taxes – share of Group total	27 %	41 %		
Equity – share of Group total	37 %	42 %		
ROE before taxes	10.1 %	12.4 %		

The Corporate Customers Austria segment was particularly affected by the unfavourable economic and interest-rate environment, which had an impact on current financing activities. On the other hand, leasing and real estate financing operations – the latter with both financing projects and investment business – were particularly successful, as were advisory services. On this basis, operating profit rose by 8 %.

In comparing these results with the previous year's figures, one should note that the net trading result and net income from investments for the first nine months of 2003 were exceptionally good on account of one-

off valuation-related effects. In 2004 these items returned to normal levels, resulting in a decline which does not permit a meaningful interpretation. Net income before taxes (€ 174 m) for the first nine months of 2004 was down by € 14 m or 7 % on the previous year's figure, a decrease reflecting the movements in the two items mentioned above.

In current business, the financing volume matched the level of the previous year and interest margins remained under pressure. In line with economic trends, there was strong demand for export finance and loans granted under assistance programmes, with margins remaining almost unchanged. This offset a decline in revenues from working capital loans and investment financing. On the investments side, volume remained stable with a shift from time deposits to sight and savings deposits, while margins narrowed somewhat.

A much better development was seen in securities business, with volume rising significantly. This is partly attributable to successful interest rate, foreign exchange and liquidity management via derivatives in cooperation with INM, which was an essential factor for the increase in net fee and commission income. Contributions from advisory services, corporate finance and, quite generally, cross-border business – as a unique selling proposition of Bank Austria Creditanstalt – are thus becoming increasingly important components of income.

The net charge for losses on loans and advances (€ 186 m) was € 6 m or 4 % higher than for the same period of the previous year. In the first nine months there were no major loan losses in business with large corporates. Risk-weighted assets matched the previous year's level, while the exposure to borrowers in lower rating classes was significantly reduced. However, the provisioning charge still amounts to almost one-third (32.7 %) of net interest income.

General administrative expenses were lower than in the previous year. The cost/income ratio declined to 51.8 % (after 54.3 %). With 37 % of average equity capital allocated to Corporate Customers Austria, this business segment accounted for 22 % of general administrative expenses and generated 27 % of the bank's overall net income before taxes.

International Markets (INM)

€ m	1–9 2004	1–9 2003	Change	
Operating revenues	209	180	29	16 %
… after net charge for losses on loans and advances	209	180	28	16 %
General administrative expenses	–108	–116	9	–7 %
Operating profit	91	60	31	51 %
Net income before taxes	91	64	27	42 %
Net income before taxes – share of Group total	14 %	14 %		
Equity – share of Group total	3 %	4 %		
ROE before taxes	58.8 %	40.8 %		

International Markets (INM) performed very strongly in the third quarter of 2004, a period that the banking industry generally saw as unfavourable. Operating revenues reached the highest level in more than two years. Net income before taxes for the first nine months rose by 42 % to € 91 m compared with the same period of the previous year. The net trading result was lower than a year before, reflecting a shift to other components of the income statement, net interest income in particular, which rose by 48 %, and the positioning of Money Market operations. The significant increase in net interest income also resulted from the gratifying development in income from EUR maturity transformation.

General administrative expenses were down by 7 % from the previous year's figure. The number of employees continued to decline.

The good performance in the third quarter was mainly supported by the results of Money Markets, Asset Liability Management and Emerging Markets Investments (EMI) operations and by the equity units. EMI benefited particularly from falling USD interest rates and the resulting recovery of asset prices to generate a strong contribution to results, especially in August. In September, Money Market operations achieved the best monthly performance in the year so far, mainly due to the sharp increase in interest rates in the first days of September. The market position in CEE currencies was further strengthened. Our FX business made a significant positive contribution to profits in each of the first nine months of 2004 and thus supported INM's overall results.

Another success story is the sale of Treasury products to customers. For 2004 as a whole, results in this area (which are reflected in the Corporate Customers segment) are expected to exceed those of 2003 by about 20 per cent. This is mainly due to increased sales activities in the area of interest-rate and FX derivatives.

The Vienna-based equity sales team handled several large-volume equity transactions for customers. Custody services also contributed strongly to the 60 % increase in net fee and commission income, to a total of € 16 m.

The credit and market risk equivalent was reduced by about 13 % through further risk diversification and increased derivatives trading activities. Equity capital allocated to the INM business segment was 3 %, INM generated 14 % of the bank's net income before taxes. The cost/income ratio was reduced from 66.1 % in the first nine months of 2003 to 54.3 %. The ROE before taxes rose from 40.8 % in the previous year to 58.8 % in 2004.

Central and Eastern Europe (CEE)

€ m	1–9 2004	1–9 2003	Change	
Operating revenues	881	713	168	24 %
... after net charge for losses on loans and advances	815	641	175	27 %
General administrative expenses	–514	–502	–12	2 %
Operating profit	297	133	165	124 %
Net income before taxes	254	123	131	107 %
Net income before taxes – share of Group total	40 %	27 %		
Equity – share of Group total	27 %	18 %		
ROE before taxes	20.7 %	19.2 %		

The main trends in the CEE business segment are expansion and progress in productivity. CEE accounts for 40 % of the bank's net income before taxes. Several factors combine to create a favourable environment in CEE for Bank Austria Creditanstalt's successful development: real economic growth, to which several countries' accession to the European Union gave an additional impetus from the spring onwards; high interest rate levels and firm exchange rates; growing monetisation; and the rapid advance of modern banking products. In the first nine months of 2004, net income before taxes – at the business segment level – was € 254 m, more than twice as much as in the previous year. The ROE rose to 20.7 % (19.2 % in the previous year), although equity capital allocated to the CEE segment almost doubled compared with the previous year as a result of business expansion and the higher percentage rate applied since the beginning of 2004 in allocating capital to foreign units in the CEE segment (see Interim Report at 31 March 2004).

All revenue components (with the exception of the net trading result) show double-digit growth. Net interest income rose by 34 %, boosted by the expansion of business volume and by the overall positive trend in margins. All three regions – Poland; the other new EU member states Hungary, the Czech Republic and Slovakia; and South-East Europe (SEE) – contributed equally to the increase. Net fee and commission income rose by 21 %, reflecting the good performance in the card business, in services for companies and in the securities sector including custody business. The bank is expanding its business with a strong awareness of risk: while risk-weighted assets were 20 % higher than in the previous year, the provisioning charge declined by 10 % to € 66 m. Expressed as a percentage of risk-weighted assets, the net charge for losses on loans and advances was 0.40 % (down from 0.53 % in the previous year). The provisioning charge amounted to 12.4 % of net interest income (compared with 18.3 % in the previous year). The expansion of business is also proceeding with due consideration to cost: general administrative expenses increased by just over 2 %, the cost/income ratio fell from 70.9 % to 58.6 %.

The retail banking initiative launched in the middle of 2004 aims at putting business on a broader basis. In Croatia, the integration of branches taken over from FINA was completed in the third quarter. Mobile sales units have also been established in Slovenia, Bulgaria and Romania. Of equal importance are cooperation arrangements with companies in the area of credit cards (e.g. in Poland, the Czech Republic, Slovakia) and with insurance companies (e.g. in Croatia).

The Cross Border Client Groups project was launched to even more effectively exploit the potential of our international network. The objective is to establish a framework for the systematic cross-border servicing of corporate customers in the entire HVB Group. As part of the project, uniform service standards, business processes and preferred "network products" have been defined.

The performance of the individual CEE subsidiaries*

▷ The **Bank BPH Group** achieved a net income before taxes of PLN 740 m in the first nine months, a 68 % increase over the previous year which is above all attributable to a 23 % rise in net interest income. These results reflect the significant rise in business volume and a positive development of margins, while the provisioning charge was lowered by 7 % on account of the favourable economic developments. The gratifying trend was moreover supported by an 11 % rise in revenue from fee-based business following good results in the areas of mortgage business, consumer financing, credit card business, project finance and transactional banking. Careful cost management helped reduce general administrative expenses by 6 %.

While improving its results, Bank BPH has in the last twelve months also enhanced its position in the Polish banking market: the bank's market share in deposits and loans has risen to 10.1 % and 11.1 %, respectively.

▷ Our **banking subsidiary in the Czech Republic** improved its net income before taxes for the first nine months by 23 % compared with the previous year. This was largely due to the increase in net fee and commission income and a lower provisioning charge. In its business with corporate customers, HVB Bank Czech Republic was particularly successful in the areas of real estate and structured financings. In the retail banking business, the introduction of new account products contributed significantly to the increase in net fee and commission income. The bank's cooperation with Credit Suisse in the field of credit cards is making very good progress.

▷ **HVB Bank Slovakia** boosted its net interest income and net fee and commission income by 12 % and 11 %, respectively, in the first three quarters of 2004. As the increase offset the higher costs incurred through the expansion of the bank's branch network, net income before taxes was up on the previous year. The bank has started to issue co-branding credit cards in cooperation with Slovak Telecom. In the period under review, the bank launched HVB EURO EXPERT, a new product for corporate customers which combines advisory and financing services. The market share for corporate loans increased to almost 14 %.

▷ The **banking subsidiary in Hungary** also turned in an excellent performance with a net income before taxes of HUF 15.1 bn (57 % up on the previous year) for the first nine months of 2004. This gratifying development is also discernible in the area of corporate loans, where the bank claims a market share of 10 %. Good progress is also being made in retail banking; the bank has opened six branches since the beginning of the year and now has a network of 41 branches. Besides branch-based sales, customers are also responding favourably to alternative sales channels such as the call centre and Internet banking.

▷ **Bank Austria Creditanstalt Ljubljana** boosted its net income before taxes by 4 % to almost SIT 2 bn compared with the same period of the previous year. This was achieved largely by a 16 % increase in net fee and commission income. Measures taken to win additional private customers included a "Quick Cash Loan" campaign, which enabled the bank to sell over 7,500 loans, mostly to new customers. The bank expanded its market share of mortgage loans to 8.7 %. As of 30 September, our subsidiary accounted for 5.2 % of the combined total assets of all banks operating in Slovenia.

▷ **HVB Bank Romania** once again turned in an excellent result. Net income before taxes came to ROL 685 bn in the first nine months of the year, which is 109 % up on the corresponding period of the previous year. Lending volume in business with private and corporate customers increased substantially (by 91 % year-on-year), a development which boosted net interest income and

*) Comments on results in local currency. For details of results in euros and in local currency, see table on pages 32/33.

net fee and commission income by 89 % and 62 %, respectively. The cost/income ratio is 35.7 % and the return on equity 56.0 %.

- ▷ Our **Bulgarian banking subsidiary**, HVB Bank Biochim, continued its favourable performance and in the first nine months generated a net income before taxes which was 64 % up on the previous year. An expansion of business volume (+40 % in loans and +21 % in deposits) led to a 51 % rise in net interest income and a 22 % rise in net fee and commission income compared with the preceding year. The bank has a market share of 8.2 % for loans and 6.1 % for deposits. The number of the bank's customers has risen by more than 20 % relative to year-end 2003.

- ▷ Our **banking subsidiary in Croatia**, HVB Splitska banka, achieved a net income before taxes of HRK 175 m in the first nine months of the year. This is 18 % up on the figure for the equivalent period of 2003. The public housing project, where the bank continues to act as the exclusive partner of the state housing construction agency, is making good progress. The bank is equally successful in the financing of infrastructure projects, e.g. as one of the banks helping to finance the development of the motorway network.

- ▷ The two banking subsidiaries in Bosnia and Herzegovina were merged on 30 September according to plan to form **HVB Central profit banka**. With 33 branches, more than 100,000 customers and a market share of 9 %, HVB Central profit banka is the country's fourth-largest bank. Operating revenues after the provisioning charge climbed appreciably in the third consecutive quarter, rising by 19 % compared with the second quarter.

- ▷ Our **Serbian subsidiary**, which is not consolidated, has been operating under the name "HVB Bank Serbia and Montenegro" since 23 August. In the first nine months, net income before taxes came to CSD 229 m, resulting in a return on equity of almost 21 %. The bank has launched a number of new products since the beginning of the year, including cash loans and car-purchase loans.

Balance Sheet

As at 30 September 2004, Bank Austria Creditanstalt had total assets of € 139.9 bn. As in the preceding quarter, total assets for the third quarter of 2004 were again up on the previous figure. Since year-end 2003, total assets have grown by € 2.9 bn or 2.1 %. On the assets side, the increase resulted mainly from loans and advances to customers, and on the liabilities side from funds entrusted to the bank by customers. As in previous periods, interbank business was further reduced, with loans and deposits down by 7.2 % and 1.8 %, respectively.

The favourable € 3.2 bn or 4.2 % growth in loans and advances to customers compared with 31 December 2003 is a development largely attributable to an expansion of lending business in Poland, Hungary, the Czech Republic and by BA-CA Leasing. But growth was also achieved by the other banking subsidiaries in Central and Eastern Europe and through business generated in Austria. This reflects the expansive approach of Bank Austria Creditanstalt in these markets, with due account always being taken of the inherent risk. In this way, loan loss provisions were lowered by 0.8 %. Trading assets declined by 7.5 %, mainly due to a reduction of securities positions and the development of interest-rate and currency derivatives.

Primary funds, i.e. resources entrusted to the bank by customers, grew by € 4.1 bn or 5.4 % in the first nine months to € 80.8 bn as of 30 September 2004. The increase, in absolute terms, was distributed evenly between customer deposits (up by € 2.2 bn or 4.1 %) and liabilities evidenced by certificates (up by € 2.0 bn or 11.5 %). The growth in customer deposits, as in lending business, was most pronounced in Poland, the Czech Republic and Hungary, but was also strong in Austria. In all countries combined, savings deposits fell slightly by 1.3 %, but this was more than offset by a rise in sight and time deposits (up by 8.9 % and 4.4 %, respectively). A 12.9 % contraction in trading liabilities is explained largely by a decline of over € 1.3 bn in interest-rate and currency derivatives in the first nine months.

The good overall results reflected in a consolidated net income of € 434 m for the first nine months caused shareholders' equity to rise to € 6.4 bn. The increase of € 556 m or 9.6 % over year-end 2003 takes into account the dividend payment of € 150 m in May 2004, and includes foreign currency translation, and gains and losses recognised directly in equity in accordance with IAS 39.

Capital resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 4.6 bn (or 7.0 %) to € 70.1 bn compared with the end of 2003; most of the increase was due to higher business volume at the CEE banking subsidiaries. Growth was supported by rising exchange rates in some CEE countries. This was accompanied by a steady rise in business volume in Austria, especially in the Private Customers Austria segment. Net capital resources increased slightly, by 1.6 %, from € 8.6 bn to € 8.7 bn. As at 30 September 2004, the Tier 1 capital ratio was consequently 7.47 % (year-end 2003: 7.82 %) and the total capital ratio amounted to 12.44 % (year-end 2003: 13.10 %).

Customer business supports balance sheet growth



Decrease
Change in € m
Increase
Total assets
Loans and advances to customers
Investments
Trading assets
Loans and advances to, and placements with, banks
Total liabilities and shareholders' equity
Amounts owed to customers
Liabilities evidenced by certificates
Trading liabilities
Amounts owed to banks
−3,000
−2,000
−1,000
0
1,000
2,000
3,000

Outlook

Various imponderables in the economic environment have emerged in the autumn. While there is no doubt that the oil price increase will dampen global economic growth, this is unlikely to lead to a new recession. In addition to these risks to the real economy, the US dollar's weakness has again focused attention on the problem of worldwide trade imbalances.

For our core markets we expect a moderate scenario that is not entirely free of risk. In Austria we do not anticipate any significant rise in demand, nor do we foresee a setback. The corporate sector will continue to exercise restraint. Interest rate developments and the narrowing of margins, which is to be seen together with the currently favourable risk environment, are not expected to provide any significant stimulus. Investors will still show a preference for low-risk products. While the upward economic trend in CEE will continue, a restrictive economic policy geared to meeting the Maastricht criteria will probably steer the economy into calmer waters. But as part of the structural catching-up process, the financial sector will continue to expand at a disproportionately high rate.

Apart from the risks arising from this scenario for trade, we do not see any major threats to a moderate continuation of present trends in the rest of the year. In Austria, Bank Austria Creditanstalt has switched from membership of the Austrian Association of Savings Banks to membership of the Austrian Association of Banks and Bankers. We hope that, following this change, we will also make rapid progress in modernising the bank's internal service regulations. It is imperative to avoid an adverse impact on business operations.

Bearing these opportunities and risks in mind, we expect to exceed the target, announced at the beginning of this year, of € 750 m for net income before taxes. We aim to achieve a net income before taxes of € 800 m while maintaining the high quality of results. We will consistently continue to pursue the measures initiated with a view to improving profitability and the allocation of equity capital.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2004

	(Notes)	1 Jan.– 30 Sept. 2004 € m	1 Jan.– 30 Sept. 2003 € m	Change € m	Change in %
Interest income		3,639	3,628	11	0.3
Interest expenses		−1,850	−2,018	168	−8.3
Net interest income	(5)	1,789	1,610	179	11.1
Losses on loans and advances	(6)	−323	−356	33	−9.3
Net interest income after losses on loans and advances		**1,466**	**1,254**	**212**	**16.9**
Fee and commission income		1,159	1,046	113	10.8
Fee and commission expenses		−227	−207	−20	9.6
Net fee and commission income	(7)	932	839	93	11.1
Net trading result	(8)	138	217	−80	−36.7
General administrative expenses	(9)	−1,835	−1,838	3	−0.2
Balance of other operating income and expenses	(10)	−16	9	−25	>100
Operating profit		**685**	**482**	**203**	**42.3**
Net income from investments		1	26	−25	−97.1
Amortisation of goodwill		−54	−48	−5	11.4
Balance of other income and expenses		0	−2	2	>100
Profit from ordinary activities/ Net income before taxes		**632**	**457**	**175**	**38.4**
Taxes on income		−151	−102	−49	48.2
Net income		**481**	**355**	**126**	**35.5**
Minority interests		−47	−43	−4	10.0
Consolidated net income		**434**	**312**	**122**	**39.0**

Key data

	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Earnings per share (in €)	2.95	2.51
Return on equity before taxes (%)	13.8	12.5
Return on equity after taxes (%)	9.5	8.5
Return on equity after taxes before amortisation of goodwill (%)[1]	12.7	12.2
Cost/income ratio (%)	64.5	68.7
Risk/earnings ratio (%)	18.1	22.1

1) Consolidated net income adjusted for amortisation of goodwill as a percentage of average shareholders' equity less goodwill

Note:
In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Interest income	1,235	1,259	1,146	1,174	1,176
Interest expenses	–627	–619	–604	–608	–625
Net interest income	608	640	541	566	551
Losses on loans and advances	–107	–107	–109	–111	–127
Net interest income after losses on loans and advances	**501**	**534**	**432**	**455**	**424**
Fee and commission income	401	391	367	366	373
Fee and commission expenses	–84	–72	–70	–71	–77
Net fee and commission income	317	319	297	296	296
Net trading result	52	29	57	3	31
General administrative expenses	–620	–612	–604	–641	–598
Balance of other operating income and expenses	–3	–12	0	8	14
Operating profit	**246**	**257**	**181**	**121**	**166**
Net income from investments	–10	–22	33	95	6
Amortisation of goodwill	–18	–18	–18	–19	–16
Balance of other income and expenses	2	–1	0	–6	–1
Profit from ordinary activities/ Net income before taxes	**220**	**216**	**196**	**191**	**156**
Taxes on income	–53	–51	–47	–53	–36
Net income	**167**	**165**	**149**	**138**	**120**
Minority interests	–16	–15	–16	–8	–10
Consolidated net income	**151**	**150**	**133**	**130**	**110**

Key data

	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Earnings per share (in €)	1.03	1.02	0.91	0.89	0.76
Return on equity before taxes (%)	14.1	14.1	13.1	13.3	12.1
Return on equity after taxes (%)	9.6	9.8	8.9	9.1	8.5
Return on equity after taxes before amortisation of goodwill (%)[1]	12.8	13.1	12.2	12.6	12.0
Cost/income ratio (%)	63.7	62.7	67.5	73.5	67.1
Risk/earnings ratio (%)	17.6	16.6	20.2	19.5	23.0

1) Consolidated net income adjusted for amortisation of goodwill as a percentage of average shareholders' equity less goodwill

Balance sheet of the Bank Austria Creditanstalt Group at 30 September 2004 compared with the balance sheets at 31 December 2003 and at 30 September 2003

Assets

	(Notes)	30 Sept. 2004 € m	31 Dec. 2003 € m	Change € m	Change in %	30 Sept. 2003 € m	Change € m	Change in %
Cash and balances with central banks	(11)	3,020	2,286	735	32.1	2,229	792	35.5
Trading assets	(12)	14,935	16,140	−1,205	−7.5	18,077	−3,142	−17.4
Loans and advances to, and placements with, banks	(13)	23,321	25,130	−1,809	−7.2	26,955	−3,634	−13.5
Loans and advances to customers	(14)	79,221	75,997	3,224	4.2	76,217	3,004	3.9
– Loan loss provisions	(15)	−3,463	−3,490	27	−0.8	−3,578	115	−3.2
Investments	(16)	17,027	15,910	1,116	7.0	17,270	−243	−1.4
Property and equipment	(17)	1,135	1,120	15	1.4	1,072	63	5.9
Intangible assets	(18)	1,247	1,288	−40	−3.1	1,246	1	0.1
Other assets		3,504	2,674	830	31.0	4,277	−773	−18.1
TOTAL ASSETS		**139,947**	**137,053**	**2,893**	**2.1**	**143,766**	**−3,819**	**−2.7**

Liabilities and shareholders' equity

	(Notes)	30 Sept. 2004 € m	31 Dec. 2003 € m	Change € m	Change in %	30 Sept. 2003 € m	Change € m	Change in %
Amounts owed to banks	(19)	38,443	39,133	−690	−1.8	42,264	−3,821	−9.0
Amounts owed to customers	(20)	56,018	53,824	2,195	4.1	54,452	1,566	2.9
Liabilities evidenced by certificates	(21)	19,395	17,399	1,996	11.5	17,814	1,581	8.9
Trading liabilities	(22)	7,453	8,560	−1,107	−12.9	10,228	−2,775	−27.1
Provisions	(23)	3,579	3,422	157	4.6	3,455	125	3.6
Other liabilities	(24)	2,943	3,118	−176	−5.6	3,890	−947	−24.4
Subordinated capital	(25)	5,341	5,419	−78	−1.4	5,561	−220	−4.0
Minority interests		402	362	40	11.1	471	−68	−14.5
Shareholders' equity		6,371	5,815	556	9.6	5,631	740	13.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**139,947**	**137,053**	**2,893**	**2.1**	**143,766**	**−3,819**	**−2.7**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2003	**829**	**2,016**	**2,031**	**−266**	**4,610**
Capital increase	240	675			915
Consolidated net income			312		312
Dividend paid			−116		−116
Foreign currency translation			−166		−166
Gains and losses recognised directly in equity in accordance with IAS 39				57	57
Shares in the controlling company		8			8
Other changes			12		12
As at 30 September 2003	**1,069**	**2,699**	**2,073**	**−209**	**5,631**

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[2]	Shareholders' equity
As at 1 January 2004	**1,069**	**2,737[1]**	**2,149**	**−139**	**5,815**
Consolidated net income			434		434
Dividend paid			−150		−150
Foreign currency translation			104		104
Gains and losses recognised directly in equity in accordance with IAS 39				135	135
Shares in the controlling company		23			23
Other changes			10		10
As at 30 September 2004	**1,069**	**2,760[1]**	**2,547**	**−4**	**6,371**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m.

2)

Reserves in accordance with IAS 39	31 Dec. 2003	30 Sept. 2004
Cash flow hedge reserve	−226	−248
Available-for-sale reserve	87	244
Total	−139	−4

Cash flow statement

€ m	1 Jan. – 30 Sept. 2004	1 Jan. – 30 Sept. 2003
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**2,286**	**1,824**
Cash flows from operating activities	2,080	1,009
Cash flows from investing activities	−1,164	−403
Cash flows from financing activities	−207	−199
Effects of exchange rate changes	25	−2
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,020**	**2,229**

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRS/IAS), requiring application of IAS 34 (Interim Financial Reporting). The interim report covers the first nine months of 2004 (1 January 2004 to 30 September 2004) and compares it with the same period of the previous year.

(2) Changes in accounting principles in 2004

With the exception of the translation of income and expense items at average exchange rates from 1 January 2004, the accounting principles and methods applied were the same as in the financial statements for 2003. Changes in segment reporting are explained in note 28.

The reduction of the Austrian corporation tax rate, plans for which were mentioned in the Annual Report 2003, was adopted in May 2004 and promulgated as the Austrian Tax Reform Act 2005 in the Austrian Federal Law Gazette (BGBl) 57/2004 on 4 June 2004. As stated in the Annual Report 2003, we continue to proceed from the assumption that this change in tax legislation will have no material effect on net income, whereas there will be changes in deferred taxes.

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first nine months of 2004, earnings per share – based on the number of shares after the capital increase carried out in 2003, through which the total number increased by 33,031,740 shares to 147,031,740 shares – are € 2.95 (comparative figure for the same period of the previous year: € 2.51); the annualised figures are € 3.93 for the reporting period and € 3.61 for the same period of the previous year.

(4) Changes in the group of consolidated companies in 2004

Central profit banka d.d. Sarajevo, Sarajevo, a Bosnian bank which was acquired in the previous year, and HVB-Banka Bosna i Hercegovina d.d. Sarajevo, Sarajevo, have been consolidated as from 1 January 2004. As at 30 September 2004, Central profit banka and HVB-Banka Bosna i Hercegovina merged to form HVB Central profit banka d.d., Sarajevo. Moreover, HVB Jelzálogbank Rt., Budapest, has also been included in the consolidated financial statements for the first time.

The effects of these changes on the results for the first nine months of 2004 are shown in the table on page 21.

Following the sale by Bank Przemysłowo-Handlowy PBK S. A., Kraków, Górnoslaski Bank Gospodarczy S. A., Katowice, has been excluded from consolidation with effect from 1 May 2004.

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2004
(of which: contribution of HVB Jelzálogbank Rt. + Central profit banka d.d.)

€ m	1 Jan.–30 Sept. 2004	Jelzálogbank Rt. + Central profit b.
Interest income	3,639	31
Interest expenses	–1,850	–14
Net interest income	1,789	17
Losses on loans and advances	–323	–1
Net interest income after losses on loans and advances	**1,466**	**16**
Fee and commission income	1,159	6
Fee and commission expenses	–227	0
Net fee and commission income	932	6
Net trading result	138	0
General administrative expenses	–1,835	–15
Balance of other operating income and expenses	–16	0
Operating profit	**685**	**8**
Net income from investments	1	0
Amortisation of goodwill	–54	0
Balance of other income and expenses	0	0
Profit from ordinary activities/Net income before taxes	**632**	**8**
Taxes on income	–151	–1
Net income	**481**	**7**
Minority interests	–47	0
Consolidated net income	**434**	**7**

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Interest income from		
loans and advances and money market transactions	2,809	2,921
bonds and other fixed-income securities	435	415
shares and other variable-yield securities	119	102
companies accounted for under the equity method	35	30
investment property	19	17
Interest expenses for		
deposits	–1,137	–1,335
liabilities evidenced by certificates	–393	–401
subordinated capital	–183	–203
Results from leasing transactions	86	64
NET INTEREST INCOME	**1,789**	**1,610**

(6) Losses on loans and advances

€ m	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Allocations to	611	695
provisions for loans and advances	*588*	*678*
provisions for contingent liabilities	*23*	*17*
Releases from	–274	–300
provisions for loans and advances	*–232*	*–246*
provisions for contingent liabilities	*–43*	*–54*
Recoveries of loans and advances previously written off	–14	–39
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**323**	**356**

(7) Net fee and commission income

€ m	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Securities and custodian business	212	180
Foreign trade/payment transactions	524	512
Lending business	144	108
Other services and advisory business	52	39
NET FEE AND COMMISSION INCOME	**932**	**839**

(8) Net trading result

€ m	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Equity-related transactions	40	71
Interest-rate and currency-related transactions	98	146
NET TRADING RESULT	**138**	**217**

(9) General administrative expenses

€ m	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Staff costs	1,042	1,039
Wages and salaries	*705*	*716*
Social-security contributions	*167*	*156*
Expenses for retirement benefits and other benefits	*170*	*167*
Other administrative expenses	617	624
Depreciation and amortisation	176	175
on property and equipment	*97*	*103*
on intangible assets excluding goodwill	*79*	*72*
GENERAL ADMINISTRATIVE EXPENSES	**1,835**	**1,838**

(10) Balance of other operating income and expenses

€ m	1 Jan.– 30 Sept. 2004	1 Jan.– 30 Sept. 2003
Other operating income	69	75
Other operating expenses	–84	–66
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–16**	**9**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€ m	30 Sept. 2004	31 Dec. 2003
Cash and balances with central banks	2,704	2,154
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	316	132
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public borrowers	*307*	*122*
Bills of exchange	*9*	*10*
CASH AND BALANCES WITH CENTRAL BANKS	**3,020**	**2,286**

(12) Trading assets

€ m	30 Sept. 2004	31 Dec. 2003
Bonds and other fixed-income securities	**7,241**	**6,798**
Money market paper	88	490
Debt securities	7,148	6,149
issued by public borrowers	*1,522*	*2,466*
issued by other borrowers	*5,626*	*3,683*
Group's own debt securities	5	160
Shares and other variable-yield securities	**400**	**538**
Shares	318	132
Investment certificates	42	29
Other	40	377
Positive market values of derivative financial instruments	**7,274**	**8,783**
Equity derivatives	75	64
Interest-rate and currency derivatives	7,199	8,719
Other trading assets	**21**	**21**
TRADING ASSETS	**14,935**	**16,140**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 Sept. 2004	31 Dec. 2003
Loans and advances	8,149	8,165
Money market placements	15,171	16,965
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,321**	**25,130**

(14) Loans and advances to customers – breakdown by product

€ m	30 Sept. 2004	31 Dec. 2003
Loans to local authorities	3,678	4,252
Real estate finance	7,918	6,652
Mortgage loans	*7,665*	*6,480*
Other real estate finance	*253*	*172*
Current account credits	27,655	26,574
Loans	28,883	27,555
Money market placements	793	1,169
Other loans and advances	5,393	5,270
Finance lease receivables	4,900	4,524
LOANS AND ADVANCES TO CUSTOMERS	**79,221**	**75,997**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 Sept. 2004	30 Sept. 2003	30 Sept. 2004	30 Sept. 2003	30 Sept. 2004	30 Sept. 2003
At beginning of reporting period	**34**	**93**	**3,456**	**3,528**	**3,490**	**3,622**
Allocation	0	0	588	678	588	678
Release	–3	–3	–229	–243	–232	–246
Use	–2	0	–350	–248	–352	–248
Exchange differences and other adjustments not reflected in the income statement	2	–4	–34	–225	–32	–229
AT END OF REPORTING PERIOD	**32**	**87**	**3,431**	**3,491**	**3,463**	**3,578**

(16) Investments

€ m	30 Sept. 2004	31 Dec. 2003
Held-to-maturity investments – debt securities	**6,320**	**6,858**
Available-for-sale investments	**9,600**	**7,952**
Shares in unconsolidated subsidiaries	695	762
Shares in other companies	298	728
Other fixed-income securities	4,337	2,537
Shares and other variable-yield securities	4,269	3,925
Securities held as short-term investments	*2,445*	*2,202*
Securities held as long-term investments	*1,824*	*1,724*
Investments in companies accounted for under the equity method	**740**	**718**
Investment property	**367**	**383**
INVESTMENTS	**17,027**	**15,910**

(17) Property and equipment

€ m	30 Sept. 2004	31 Dec. 2003
Land and buildings used for banking operations	753	723
Other land and buildings	18	17
Other property and equipment	364	379
PROPERTY AND EQUIPMENT	**1,135**	**1,120**

(18) Intangible assets

€ m	30 Sept. 2004	31 Dec. 2003
Goodwill	1,003	1,015
Other intangible assets	245	273
INTANGIBLE ASSETS	**1,247**	**1,288**

(19) Amounts owed to banks – breakdown by product

€ m	30 Sept. 2004	31 Dec. 2003
Repayable on demand	5,414	3,642
With agreed maturity dates or periods of notice	33,030	35,491
Loans raised	*11,472*	*11,393*
Money market deposits by banks	*19,722*	*22,592*
Other amounts owed to banks	*1,835*	*1,506*
AMOUNTS OWED TO BANKS	**38,443**	**39,133**

(20) Amounts owed to customers – breakdown by product

€ m	30 Sept. 2004	31 Dec. 2003
Savings deposits	17,410	17,638
Other amounts owed to customers	38,609	36,186
Repayable on demand	*19,824*	*18,199*
With agreed maturity dates or periods of notice	*18,785*	*17,987*
AMOUNTS OWED TO CUSTOMERS	**56,018**	**53,824**

(21) Liabilities evidenced by certificates – breakdown by product

€ m	30 Sept. 2004	31 Dec. 2003
Debt securities issued	15,148	14,081
Mortgage bonds and local-authority bonds	*1,874*	*2,390*
Other debt securities issued	*13,274*	*11,691*
Other liabilities evidenced by certificates	4,247	3,318
LIABILITIES EVIDENCED BY CERTIFICATES	**19,395**	**17,399**

(22) Trading liabilities

€ m	30 Sept. 2004	31 Dec. 2003
Negative fair values of derivative financial instruments	7,001	8,122
Equity derivatives	*261*	*56*
Interest-rate and currency derivatives	*6,740*	*8,066*
Other trading liabilities	452	438
TRADING LIABILITIES	**7,453**	**8,560**

(23) Provisions

€ m	30 Sept. 2004	31 Dec. 2003
Provisions for retirement benefits and similar obligations	2,650	2,625
Provisions for taxes	590	494
Current taxes	*25*	*39*
Deferred taxes	*565*	*455*
Provisions for restructuring costs	3	0
Provisions for contingent liabilities	157	117
Other provisions for impending losses	180	187
PROVISIONS	**3,579**	**3,422**

(24) Other liabilities

€ m	30 Sept. 2004	31 Dec. 2003
Negative market values of derivative hedging instruments	2,130	1,884
Other amounts payable	589	1,130
Deferred income	224	104
OTHER LIABILITIES	**2,943**	**3,118**

(25) Subordinated capital

€ m	30 Sept. 2004	31 Dec. 2003
Subordinated liabilities	4,091	4,259
Supplementary capital	1,250	1,160
SUBORDINATED CAPITAL	**5,341**	**5,419**

Additional IAS Disclosures

(26) Employees

(Full-time equivalent)	30 Sept. 2004	30 Sept. 2003
Bank Austria Creditanstalt Group	**29,331**	**31,112**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business[1]	10,936	11,579
CEE and other subsidiaries[2]	18,395	19,533
of which: Poland	*9,669*	*11,546*

1) Including four non-consolidated subsidiaries which support the core banking business (as at 30 Sept. 2004).
2) Including the consolidated companies Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Real Invest GmbH (as at 30 Sept. 2004). Figures as at 30 Sept. 2003 include BA/CA Asset Finance Ltd. and HVB Bank Yugoslavia a.d., a company which is not consolidated.

(27) Events after the date of the interim financial statements

Legal proceedings regarding the restructuring of company pensions of Bank Austria Creditanstalt AG

In the middle of 2004, in a test case in which the Austrian Trade Union Federation brought an action against the Austrian Association of Savings Banks regarding the transfer of pension obligations to pension funds, the Austrian Supreme Court made a decision to the effect that the transfer, to the extent that collective agreements are concerned, was in compliance with the legal requirements. There is no obligation for Bank Austria Creditanstalt AG to guarantee a specific pension level to the employees affected by the transfer of pension obligations. Nevertheless, Bank Austria Creditanstalt AG was ordered to make certain compensation payments to employees who were close to retirement when the transfer took place.

As a result, Bank Austria Creditanstalt made compensation payments totalling some € 1.3 m (i.e., about 0.1 % of annual staff costs) to some 150 employees (the group of – mostly former – employees who, in the opinion of Bank Austria Creditanstalt AG, are the beneficiaries of the above decision).

Moreover, despite this decision issued by the Austrian Supreme Court, several former employees instituted individual legal proceedings against Bank Austria Creditanstalt AG. In view of the principles established by the Austrian Supreme Court in its decision, the risk arising for the bank from these proceedings is seen as very low.

Issue of Tier 1 capital

In October 2004, Bank Austria Creditanstalt strengthened its Tier 1 capital by issuing innovative financial instruments totalling € 250 m.

Revision of internal service regulations

To create modern and performance-oriented internal service regulations linked to fair remuneration for employees, the Managing Board prepared alternatives for the necessary reform of internal service regulations and decided to leave the Austrian Association of Savings Banks and join the Austrian Association of Banks and Bankers.

With effect from 12 October 2004, Bank Austria Creditanstalt ceased to be a member of the Austrian Assocation of Savings Banks and became a member of the Austrian Association of Banks and Bankers. Under the syndicate agreement which was signed in 2000 when Bank Austria Creditanstalt joined forces with HypoVereinsbank Group, Bank Austria Creditanstalt can leave the Austrian savings banks sector by the end of 2006 only on the basis of a two-thirds majority vote of the Supervisory Board. This means that Bank Austria Creditanstalt is currently still a member of the deposit insurance scheme of the Austrian savings banks.

The Managing Board of Bank Austria Creditanstalt aims to create a strong, modern financial services provider which is competitive internationally in the long term and offers secure jobs, enables employees to participate in the company's results and rewards excellent performance.

(28) Segment reporting

1–9 2004/1–9 2003

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	1–9 2004	569	570	531	111	8	1,789
	1–9 2003	573	563	397	75	2	1,610
Losses on loans and advances	1–9 2004	–71	–186	–66	0	0	–323
	1–9 2003	–97	–180	–73	0	–7	–356
Net fee and commission income	1–9 2004	388	219	311	16	–2	932
	1–9 2003	377	198	258	10	–5	839
Net trading result	1–9 2004	2	3	39	81	13	138
	1–9 2003	2	22	58	95	40	217
General administrative expenses	1–9 2004	–757	–411	–514	–108	–45	–1,835
	1–9 2003	–766	–431	–502	–116	–22	–1,838
Balance of other operating income	1–9 2004	1	3	–4	–10	–5	–16
and expenses	1–9 2003	–2	11	–6	–4	10	9
Operating profit	**1–9 2004**	**131**	**197**	**297**	**91**	**–30**	**685**
	1–9 2003	**88**	**183**	**133**	**60**	**18**	**482**
Net income from investments	1–9 2004	3	–20	–7	5	20	1
	1–9 2003	0	7	22	9	–14	26
Amortisation of goodwill	1–9 2004	–3	–2	–36	–4	–8	–54
	1–9 2003	–3	–1	–31	–5	–7	–48
Balance of other income	1–9 2004	0	–1	0	0	2	0
and expenses	1–9 2003	0	–1	–1	0	0	–2
Net income before taxes	**1–9 2004**	**130**	**174**	**254**	**91**	**–16**	**632**
	1–9 2003	**85**	**188**	**123**	**64**	**–3**	**457**
Credit and market risk equivalent	1–9 2004	12,767	32,635	16,528	2,961	4,577	69,469
(Austrian Banking Act)	1–9 2003	11,720	32,615	13,758	3,389	6,225	67,707
Equity allocated (average)	1–9 2004	894	2,284	1,641	207	1,086	6,112
	1–9 2003	727	2,022	853	210	1,053	4,865
Return on equity before taxes in %	*1–9 2004*	*19.3*	*10.1*	*20.7*	*58.8*		*13.8*
	1–9 2003	*15.5*	*12.4*	*19.2*	*40.8*		*12.5*
Cost/income ratio in %	*1–9 2004*	*79.0*	*51.8*	*58.6*	*54.3*		*64.5*
	1–9 2003	*80.6*	*54.3*	*70.9*	*66.1*		*68.7*
Risk/earnings ratio in %	*1–9 2004*	*12.5*	*32.7*	*12.4*	*0.0*		*18.1*
	1–9 2003	*16.9*	*32.0*	*18.3*	*0.4*		*22.1*

Segment reporting
Q3 2004/Q2 2004/Q1 2004

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q3/2004	189	190	189	51	–11	608
	Q2/2004	192	190	180	46	32	640
	Q1/2004	188	189	162	15	–13	541
Losses on loans and advances	Q3/2004	–24	–62	–21	0	0	–107
	Q2/2004	–24	–64	–19	0	0	–107
	Q1/2004	–24	–60	–26	0	0	–109
Net fee and commission income	Q3/2004	133	74	104	4	1	317
	Q2/2004	127	74	111	7	0	319
	Q1/2004	128	70	96	5	–3	297
Net trading result	Q3/2004	1	2	13	29	7	52
	Q2/2004	0	1	16	15	–2	29
	Q1/2004	1	0	11	37	9	57
General administrative expenses	Q3/2004	–259	–126	–178	–37	–19	–620
	Q2/2004	–243	–147	–174	–36	–11	–612
	Q1/2004	–255	–138	–162	–34	–14	–604
Balance of other operating income and expenses	Q3/2004	0	2	–4	–4	3	–3
	Q2/2004	1	–2	3	–3	–10	–12
	Q1/2004	0	3	–3	–3	2	0
Operating profit	**Q3/2004**	**41**	**80**	**102**	**42**	**–19**	**246**
	Q2/2004	**53**	**53**	**116**	**28**	**8**	**257**
	Q1/2004	**37**	**65**	**79**	**20**	**–19**	**181**
Net income from investments	Q3/2004	–1	–6	–5	1	0	–10
	Q2/2004	3	–11	–4	–2	–9	–22
	Q1/2004	1	–4	2	5	29	33
Amortisation of goodwill	Q3/2004	–1	0	–12	–1	–3	–18
	Q2/2004	–1	–1	–12	–1	–3	–18
	Q1/2004	–1	–1	–12	–1	–3	–18
Balance of other income and expenses	Q3/2004	0	–1	0	0	2	2
	Q2/2004	0	0	0	0	0	–1
	Q1/2004	0	0	0	0	0	0
Net income before taxes	**Q3/2004**	**39**	**73**	**85**	**42**	**–19**	**220**
	Q2/2004	**54**	**41**	**101**	**25**	**–4**	**216**
	Q1/2004	**36**	**60**	**68**	**24**	**7**	**196**
Credit and market risk equivalent (Austrian Banking Act)	Q3/2004	13,254	32,807	17,186	3,074	4,605	70,927
	Q2/2004	12,773	32,772	16,789	2,972	4,019	69,324
	Q1/2004	12,275	32,325	15,610	2,838	5,107	68,155
Equity allocated (average)	Q3/2004	928	2,297	1,707	215	1,086	6,233
	Q2/2004	894	2,294	1,667	208	1,068	6,131
	Q1/2004	859	2,263	1,548	199	1,103	5,972
Return on equity before taxes in %	*Q3/2004*	*16.9*	*12.7*	*19.9*	*78.5*	*–7.1*	*14.1*
	Q2/2004	*24.3*	*7.1*	*24.2*	*47.6*	*–1.6*	*14.1*
	Q1/2004	*16.8*	*10.6*	*17.7*	*49.2*	*2.7*	*13.2*
Cost/income ratio in %	*Q3/2004*	*79.9*	*47.1*	*59.1*	*46.9*		*63.7*
	Q2/2004	*76.1*	*55.8*	*56.2*	*56.7*		*62.7*
	Q1/2004	*80.9*	*52.5*	*60.8*	*62.3*		*67.5*
Risk/earnings ratio in %	*Q3/2004*	*12.5*	*32.8*	*11.2*	*0.0*		*17.6*
	Q2/2004	*12.3*	*33.5*	*10.6*	*0.0*		*16.6*
	Q1/2004	*12.7*	*31.7*	*15.7*	*0.0*		*20.2*

Changes in segment reporting with effect from 2004

Capital allocation is based on Austrian supervisory guidelines. In the past, capital allocated to the business segments amounted to 6.2 % of the risk positions (credit and market risk equivalent). In 2004, the percentage rate has been changed to 7 %; however, in line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalent. The difference to the equity capital actually available in each case is transferred to the Corporate Center business segment. Furthermore, of the costs incurred within Bank Austria Creditanstalt AG, only those costs which have a direct earnings-generating business connection with CEE units are allocated to the CEE business segment. Other costs which Bank Austria Creditanstalt AG has so far allocated to the CEE business segment according to specific cost allocation methods remain in the Corporate Center business segment.

As a result of these changes, net interest income in the CEE business segment improves by € 18.1 m, general administrative expenses decline by € 29 m, and net income thus improves by € 47.1 m (at the expense of the Corporate Center business segment). This should be taken into account in comparing the figures with those for the previous year, which have not been restated.

Starting from 2004, the interest rate applied to allocated equity capital on a uniform Groupwide basis is 5 %, compared with 6.5 % in 2003.

Information pursuant to the Austrian Banking Act

(29) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the
Bank Austria Creditanstalt group of credit institutions

€ m	30 Sept. 2004	31 Dec. 2003
Core capital (Tier 1)	**5,242**	**5,123**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*560*	*538*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*154*	*158*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–260*	*–316*
Less intangible assets	*–505*	*–550*
Supplementary elements (Tier 2)	**3,892**	**3,888**
Supplementary capital	*1,225*	*1,237*
Revaluation reserve	*182*	*93*
Subordinated capital	*2,485*	*2,558*
Deductions	**–411**	**–424**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,723**	**8,587**
Assessment basis (banking book)	**70,128**	**65,550**
Tier 1 capital ratio	7.47 %	7.82 %
Total capital ratio	12.44 %	13.10 %
Available Tier 3	**397**	**432**
Requirement for the trading book and for open foreign exchange positions	326	356
Requirement covered by Tier 3	**326**	**356**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 September 2004

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	34,706	0	0
10 %	1,208	121	10
20 %	7,418	1,483	119
50 %	12,467	6,234	499
100 %	55,214	55,214	4,417
Investment certificates	1,215	364	29
ASSETS	**112,228**	**63,416**	**5,074**
Off-balance sheet positions	18,702	6,655	532
Special off-balance sheet positions	15,716	57	5
BANKING BOOK	**146,646**	**70,128**	**5,611**

Other Information

(30) Contingent liabilities and commitments

€ m	30 Sept. 2004	31 Dec. 2003
Guarantees	9,642	9,074
Acceptances and endorsements	27	23
CONTINGENT LIABILITIES	**9,669**	**9,097**
Liabilities arising from sales with an option to repurchase	44	771
Other commitments	8,316	8,473
COMMITMENTS	**8,360**	**9,244**

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.		Slovakia	
	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003
Net interest income	279.7	228.8	67.8	51.6	59.2	57.4	24.2	21.2
Losses on loans and advances	–42.3	–45.7	–7.5	–5.3	–2.3	–4.4	–2.2	–2.6
Net fee and commission income	165.7	149.4	42.1	28.6	45.5	39.5	8.1	7.1
Net trading result	9.6	17.1	21.4	10.8	3.1	0.9	2.9	1.6
General administrative expenses	–249.6	–267.5	–64.0	–48.5	–55.7	–54.0	–19.2	–16.0
Balance of other operating income and expenses	7.7	–0.2	–0.1	0.5	–3.4	–1.3	0.0	0.0
Operating profit	**170.7**	**81.9**	**59.7**	**37.7**	**46.3**	**38.2**	**13.8**	**11.4**
Net income from investments	–7.1	16.9	0.0	0.1	–0.1	–0.1	0.2	2.1
Amortisation of goodwill	–2.9	–2.6	0.0	0.0	0.0	0.0	0.0	0.0
Balance of other income and expenses	–0.7	–0.7	0.0	0.0	0.0	0.0	0.0	0.0
Profit from ordinary activities/ Net income before taxes	**160.0**	**95.5**	**59.7**	**37.8**	**46.2**	**38.1**	**14.0**	**13.5**
Average risk-weighted assets	5,580	4,937	2,415	1,732	2,953	2,389	830	684
Average shareholders' equity	1,187	1,115	343	278	394	359	165	147
Cost/income ratio (in %)	**54.0**	**67.7**	**48,8**	**53.0**	**53.4**	**55.9**	**54.5**	**53.4**
Return on equity before taxes (in %)[2]	**18.0**	**11.4**	**23.3**	**18.2**	**15.6**	**14.2**	**11.3**	**12.3**
Exchange rate[3] (units of local currency per euro)	**4.6292**	**4.6227**	**253.2260**	**254.9600**	**32.2300**	**31.8440**	**40.3462**	**41.1650**

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep. (CZK m)		Slovakia (SKK m)	
	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003
Net interest income	1,295	1,058	17,163	13,165	1,908	1,829	977	873
Losses on loans and advances	–196	–211	–1,896	–1,350	–75	–141	–90	–105
Net fee and commission income	767	691	10,656	7,281	1,466	1,259	327	293
Net trading result	44	79	5,416	2,741	99	28	117	66
General administrative expenses	–1,155	–1,237	–16,201	–12,362	–1,796	–1,720	–774	–659
Balance of other operating income and expenses	36	–1	–14	130	–110	–40	0	0
Operating profit	**790**	**379**	**15,123**	**9,606**	**1,493**	**1,215**	**557**	**469**
Net income from investments	–33	78	0	29	–4	–2	8	86
Amortisation of goodwill	–13	–12	0	0	0	0	0	0
Balance of other income and expenses	–3	–3	0	0	0	0	0	0
Profit from ordinary activities/ Net income before taxes	**741**	**441**	**15,123**	**9,635**	**1,489**	**1,212**	**565**	**555**
Average risk-weighted assets	25,830	22,821	611,464	441,555	95,187	76,073	33,476	28,151
Average shareholders' equity	5,493	5,156	86,772	70,967	12,707	11,444	6,669	6,046

1) HVB Bosnia and Central profit banka combined (not consolidated in the previous year)
2) Based on actual average equity
3) 2004: average exchange rate for the reporting period, 2003: exchange rate at the end of the reporting period

Financial information relating to subsidiaries corresponds to the interim financial statements prepared in accordance with IFRS as used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Slovenia		Croatia		Romania		Bulgaria		Bosnia[1]		CEE banks	
1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003
17.3	18.7	52.2	48.5	19.7	11.1	26.8	17.7	7.5	–	554.4	455.0
–1.4	–1.4	–4.2	–8.4	–2.0	–1.9	–1.4	–2.9	–0.9	–	–64.3	–72.7
7.6	6.7	18.6	13.9	9.1	6.0	10.0	8.2	5.3	–	311.8	259.4
–0.2	–1.1	5.2	8.0	1.8	2.8	4.5	7.0	0.1	–	48.3	47.1
–14.8	–14.8	–45.2	–40.9	–10.6	–9.3	–26.3	–22.6	–12.9	–	–498.3	–473.5
–0.3	0.0	–3.1	–3.6	–0.9	–0.6	0.3	0.6	0.0	–	0.2	–4.7
8.2	**8.0**	**23.4**	**17.4**	**17.1**	**8.0**	**13.8**	**8.0**	**–0.9**	**–**	**352.2**	**210.6**
0.0	0.0	0.0	2.2	–0.3	0.6	0.5	0.7	0.0	–	–6.7	22.5
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	–	–2.9	–2.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	–	–0.4	–0.7
8.2	**8.0**	**23.4**	**19.6**	**16.8**	**8.5**	**14.3**	**8.8**	**–0.6**	**–**	**342.1**	**229.7**
740	709	1,758	1,530	455	254	532	380	254	–	15,517	12,615
75	69	198	182	40	27	76	66	24	–	2,503	2,244
60.6	**61.0**	**62.1**	**61.2**	**35.7**	**48.5**	**63.3**	**67.3**	**100.2**	**–**	**54.5**	**62.6**
14.6	**15.5**	**15.8**	**14.4**	**56.0**	**42.7**	**25.1**	**17.8**	**–3.3**	**–**	**18.3**	**13.7**
238.7840	**235.4950**	**7.4829**	**7.5400**	**40,779**	**38,435**	**1.9524**	**1.9489**	**1.9558**	**–**	**–**	**–**

Slovenia (SIT m)		Croatia (HRK m)		Romania (ROL bn)		Bulgaria (BGN m)		Bosnia[1] (BAM m)	
1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003	1–9 2004	1–9 2003
4,123	4,394	390	365	805	426	52.3	34.6	14.7	–
–338	–338	–31	–64	–84	–74	–2.7	–5.7	–1.7	–
1,812	1,568	139	105	371	229	19.5	16.0	10.3	–
–39	–253	39	60	73	107	8.7	13.7	0.2	–
–3,534	–3,480	–338	–308	–432	–358	–51.3	–44.0	–25.3	–
–62	–3	–24	–27	–38	–24	0.5	1.2	0.0	–
1,963	**1,889**	**175**	**131**	**695**	**306**	**27.0**	**15.7**	**–1.7**	**–**
0	0	0	16	–11	22	1.0	1.4	0.0	–
0	0	0	0	0	0	0.0	0.0	0.0	–
0	0	0	0	0	0	0.0	0.0	0.6	–
1,963	**1,889**	**175**	**148**	**685**	**328**	**28.0**	**17.1**	**–1.2**	**–**
176,686	167,031	13,153	11,539	18,552	9,755	1,040	740	498	–
17,914	16,329	1,484	1,372	1,633	1,028	149	128	47	–

Investor Relations

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Triplat (Head of IR) Tel: +43 (0)5 05 05-500 05	e-mail: Harald.Triplat@ba-ca.com
Gerhard Smoley (Deputy Head of IR) Tel: +43 (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com

Information on the BA-CA share

			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	BACA	BCA
Number of shares outstanding	147,031,740	**Reuters RIC**	BACA.VI	BACA.WA
Free float	22.47%	**Bloomberg Ticker Code**	BACA AV	BCA PW

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2*	A3*	P-1
Standard & Poor's	A–*	BBB+	A-2

*) Outlook: stable

Coverage

Citigroup, Commerzbank, CSFB, Deutsche Bank, Dom Maklerski BZWBK, Erste Bank, FPK, Goldman Sachs, Hauck & Aufhäuser, ING, JP Morgan, KBWL, Lehman Brothers, Merrill Lynch, Morgan Stanley, Raiffeisen Centro Bank, Salomon Oppenheimer, UBS

Financial calendar

24 February 2005	**Preliminary results for 2004**
17 March 2005	**Financial statements for 2004**
12 May 2005	**Results for the first three months of 2005**
19 May 2005	**Annual General Meeting**
28 July 2005	**Results for the first six months of 2005**
27 October 2005	**Results for the first nine months of 2005**

Information provided by IR

Annual Report
Online Annual Report: http://annualreport2003.ba-ca.com
Interim reports
IR releases
Ad hoc reporting
IR website
Company presentations

All information is available electronically at http://ir.ba-ca.com

Published by:

Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian bank code: 12000
Austrian Register of Companies: FN 150714p
VAT registration number: ATU 51507409

Editors:

Investor Relations and Corporate Affairs

Photograph:

Kurt Keinrath

Graphics:

Horvath, Leobendorf

Printed by:

Gutenberg Druck GmbH
A-2700 Wr. Neustadt

The Interim Report is available from:

Bank Austria Creditanstalt AG
Group Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
(telephone answering machine)
Fax within Austria: 05 05 05-56945
Fax from abroad: +43 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine:

Telephone within Austria: 05 05 05-25
Telephone from abroad: +43 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Editorial close of this Interim Report

3 November 2004

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 4 November 2004

Bank Austria Creditanstalt's results for the first nine months of 2004

Profits boosted by strong performance of CEE operations

- **BA-CA improves net income before taxes by 38 per cent to EUR 632 million**
- **Net income after taxes increases by 39 per cent to EUR 434 million**
- **Q3 the best quarter of the year**
- **BA-CA raises the target for net income before taxes for 2004 as a whole from EUR 750 million to EUR 800 million**
- **CEE operations make by far the largest contribution to overall profits of BA-CA**
- **Expansion in CEE continues: BA-CA acquires Hebros Bank in Bulgaria**

In the first nine months of 2004, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the same period of the previous year. Net income after taxes and minority interests rose by 39 per cent to EUR 434 million (Q1 to Q3 of 2003: EUR 312 million). Business with private customers in Austria and especially business in Central and Eastern Europe (CEE) contributed to the improved result. The CEE business segment more than doubled its results compared with the same period of the previous year; CEE accounted for 40 per cent of the bank's overall profits and thus made by far the largest contribution to BA-CA's results.

BA-CA's CEO Erich Hampel: "The result is an important step forward. We particularly benefit from our strong commitment in Central and Eastern Europe. Despite this result we should, however, not forget that there is still some work ahead of us in Austria. Our measures are beginning to show an impact, but we still have a long way to go to reach our goal."

The third quarter was the best quarter so far for BA-CA in the current financial year: net income after taxes and minority interests reached EUR 151 million, exceeding the profit figures for the preceding quarters of 2004 (first quarter: EUR 133 million, second quarter: EUR 150

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria
phone:+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

million). BA-CA responds to the good result for the quarter by raising its target for net income before taxes for fiscal 2004 from EUR 750 million to EUR 800 million.

BA-CA in CEE: expansion continues

On Wednesday evening BA-CA signed the agreement on the purchase of the Bulgarian Hebros Bank. Says BA-CA's CEO Hampel: "We are pushing ahead with our expansion in the CEE region and this gives us strong growth leverage. We just finalized our latest acquisition: by buying Hebros Bank in Bulgaria, we clearly strengthen our position in the Bulgarian market."

With total assets of EUR 291 million, 92 offices and 210,000 customers, Hebros Bank is number 10 in the Bulgarian banking market. Together with HVB Bank Biochim, BA-CA operates in Bulgaria as the fourth-largest local bank. With the acquisition, BA-CA strengthens its presence in Bulgaria and achieves its target of a 10 per cent market share.

Details of the purchase price have not been disclosed. "The purchase price is slightly higher than twice book value and is in line with the strategic importance of the acquisition," says Bank Austria Creditanstalt's CEO Erich Hampel. "We expect significant synergies and an improvement in the combined unit's ROE by 2007," Mr Hampel adds.

Items in the income statement

In the first nine months of 2004, BA-CA's net interest income rose to EUR 1,789 million, an increase of 11.1 per cent over the same period of the previous year (2003: EUR 1,610 million). The net charge for losses on loans and advances was further reduced to EUR 323 million, a decrease by 9.3 per cent over the figure for the same period of the previous year (2003: EUR 356 million). Net interest income after the net charge for losses on loans and advances rose by 16.9 per cent to EUR 1,466 million (2003: EUR 1,254 million).

Net fee and commission income also made good progress, rising by 11.1 per cent to EUR 932 million (2003: EUR 839 million). The net trading result was EUR 138 million, down by 36.7 per cent from the exceptionally high figure for the first nine months of the previous year (2003: EUR 217 million). General administrative expenses remained practically unchanged, declining by 0.2 per cent to EUR 1,835 million (2003: EUR 1,838 million).

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

phone+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

The operating profit thus reached EUR 685 million. BA-CA thus achieved an increase of 42.3 per cent over the previous year's figure of EUR 482 million. Net income from investments amounted to EUR 1 million (2003: EUR 26 million). Amortization of goodwill was EUR 54 million (2003: EUR 48 million).

BA-CA thus generated a net income before taxes in the amount of EUR 632 million, which is up by 38.4 per cent on the previous year's level (2003: EUR 457 million). Minority interests rose to EUR 47 million (2003: EUR 43 million). Net income after taxes and minority interests was EUR 434 million, an increase of 39 per cent over the previous year (2003: EUR 312 million). Adjusted for amortization of goodwill, net income after taxes and minority interests rose by 35.3 per cent to EUR 487 million (2003: EUR 360 million).

These results had the following effects on key financial data:

- The return on equity before taxes (ROE) rose to 13.8 per cent (2003: 12.5 per cent) although shareholders' equity increased significantly from EUR 5.8 billion to EUR 6.4 billion.
- The return on equity after taxes rose to 9.5 per cent (2003: 8.5 per cent).
- The cash ROE – i.e. the return on equity adjusted for amortization of goodwill – was 12.7 per cent (2003: 12.2 per cent).
- The cost/income ratio improved from 68.7 per cent to 64.5 per cent.
- Earnings per share increased from EUR 3.35 to EUR 3.93.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved considerably, from 22.1 per cent to 18.1 per cent.
- The Tier 1 capital ratio is 7.5 per cent, after 7.7 per cent as at 30 September 2003.

Business segment results

BA-CA divides its results into five business segments: Central and Eastern Europe, Private Customers Austria, Corporate Customers Austria, International Markets, and Corporate Center.

Besides Austria, the region of **Central and Eastern Europe** (CEE) is BA-CA's core market. The bank intends to pursue its expansion in CEE and to further expand the leading banking network in this growth region. The acquisition of Hebros Bank is a further step in this direction.

Business in the CEE region developed excellently in the first nine months of 2004: Bank Austria Creditanstalt's banking subsidiaries significantly improved their net income before taxes to EUR 342.1 million (2003: EUR 229.7 million), an increase of 49 per cent. Bank BPH, BA-CA's Polish banking subsidiary, showed a particularly strong performance, with net income before taxes rising by 68 per cent to EUR 160 million. Strong growth was also achieved by the subsidiaries in Hungary, with net income before taxes up by 58 per cent to EUR 59.7 million, and in Romania, where net income before taxes increased by 96.7 per cent to EUR 16.8 million. HVB Bank Biochim, the banking subsidiary in Bulgaria, improved its net income before taxes by 62.5 per cent to EUR 14.3 million.

After amortization of goodwill and after consolidation effects, net income before taxes in the **CEE business segment** amounted to EUR 254 million, compared with EUR 123 million in the previous year. This is an increase of 106.5 per cent. The ROE before taxes was 20.7 per cent (2003: 19.2 per cent). The cost/income ratio declined considerably, from 70.9 per cent in the previous year to 58.6 per cent.

The **Private Customers Austria** segment achieved a net income before taxes of EUR 130 million for the first nine months of 2004, which is an increase of 53 per cent over the previous year (2003: EUR 85 million). The return on equity before taxes amounted to 19.3 per cent (2003: 15.5 per cent). The cost/income ratio improved slightly, from 80.6 per cent to 79 per cent.

In the **Corporate Customers Austria** segment, net income before taxes amounted to EUR 174 million, down by 7.5 per cent from the previous year's figure (2003: EUR 188 million). The return on equity before taxes was 10.1 per cent (2003: 12.4 per cent), the cost/income ratio is 51.8 per cent (2003: 54.3 per cent).

The **International Markets** segment generated net income before taxes of EUR 91 million, an increase of 42 per cent over the previous year (2003: EUR 64 million). The return on equity before taxes reached 58.8 per cent (2003: 40.8 per cent). The cost/income ratio was 54.3 per cent (2003: 66.1 per cent).

The **Corporate Center** segment of BA-CA recorded a net loss before taxes of EUR 16 million (2003: a net loss of EUR 3 million).

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

phone+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

Inclusion of results in the business segments of HVB Group

BA-CA's net income before taxes is included in HVB Group's business segment results in the following way: first, amortization of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 632 million. The remaining amount of EUR 499 million is apportioned to HVB Group's business segments: EUR 445 million to the Austria and CEE segment, EUR 77 million to Corporates & Markets, and minus EUR 23 million to Other Items.

Balance sheet

As at 30 September 2004, BA-CA's balance-sheet total amounted to EUR 139.9 billion, an increase of 2.1 per cent over the year-end 2003 figure (31 December 2003: EUR 137 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 7.2 per cent to EUR 23.3 billion compared with the level at the end of the previous year (2003: EUR 25.1 billion). Trading assets declined by 7.5 per cent to EUR 14.9 billion. Loans and advances to customers rose by 4.2 per cent to EUR 79.2 billion (2003: EUR 76.0 billion). Investments increased by 7 per cent to EUR 17 billion (2003: EUR 15.9 billion).

On the liabilities side, amounts owed to banks declined slightly, by 1.8 per cent to EUR 38.4 billion (2003: EUR 39.1 billion). Amounts owed to customers rose by 4.1 per cent to EUR 56 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates increased by 11.5 per cent to EUR 19.4 billion (2003: EUR 17.4 billion). Shareholders' equity rose by 9.6 per cent to EUR 6.4 billion (2003: EUR 5.8 billion).

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

phone+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

Income statement for the first nine months of 2004

	1 Jan. – 30 Sept. 2004 in EUR m	1 Jan. – 30 Sept. 2003 in EUR m	Change in EUR m	Change in %
Net interest income	1,789	1,610	179	11.1
Losses on loans and advances	-323	-356	33	-9.3
Net interest income after losses on loans and advances	1,466	1,254	212	16.9
Net fee and commission income	932	839	93	11.1
Net trading result	138	217	-80	-36.7
General administrative expenses	-1,835	-1,838	3	-0.2
Balance of other operating income and expenses	-16	9	-25	>100
Operating profit	**685**	**482**	**203**	**42.3**
Net income from investments	1	26	-25	-97.1
Amortization of goodwill	-54	-48	-5	11.4
Balance of other income and expenses	0	-2	2	>100
Net income before taxes	**632**	**457**	**175**	**38.4**
Taxes on income	-151	-102	-49	48.2
Minority interests	-47	-43	-4	10.0
Net income after taxes and minority interests	**434**	**312**	**122**	**39.0**

Income statement by quarter

	Q3 2004 in EUR m	Q2 2004 in EUR m	Q1 2004 in EUR m	Q4 2003 in EUR m	Q3 2003 in EUR m
Net interest income	608	640	541	566	551
Losses on loans and advances	-107	-107	-109	-111	-127
Net interest income after losses on loans and advances	501	534	432	455	424
Net fee and commission income	317	319	297	296	296
Net trading result	52	29	57	3	31
General administrative expenses	-620	-612	-604	-641	-598
Balance of other operating income and expenses	-3	-12	0	8	14
Operating profit	**246**	**257**	**181**	**121**	**166**
Net income from investments	-10	-22	33	95	6
Amortization of goodwill	-18	-18	-18	-19	-16
Balance of other income and expenses	2	-1	0	-6	-1
Net income before taxes	**220**	**216**	**196**	**191**	**156**
Taxes on income	-53	-51	-47	-53	-36
Minority interests	-16	-15	-16	-8	-10
Net income after taxes and minority interests	**151**	**150**	**133**	**130**	**110**

Business segments Jan.-Sept. 2004 / Jan.-Sept. 2003

EUR m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Inter-national Markets	Corporate Center	BA-CA GROUP
Net interest income	Jan.-Sept. 2004	569	570	531	111	8	1,789
	Jan.-Sept. 2003	573	563	397	75	2	1,610
Losses on loans and advances	Jan.-Sept. 2004	-71	-186	-66	0	0	-323
	Jan.-Sept. 2003	-97	-180	-73	0	-7	-356
Net fee and commission income	Jan.-Sept. 2004	388	219	311	16	-2	932
	Jan.-Sept. 2003	377	198	258	10	-5	839
Net trading result	Jan.-Sept. 2004	2	3	39	81	13	138
	Jan.-Sept. 2003	2	22	58	95	40	217
General administrative expenses	Jan.-Sept. 2004	-757	-411	-514	-108	-45	-1,835
	Jan.-Sept. 2003	-766	-431	-502	-116	-22	-1,838
Balance of other operating income and expenses	Jan.-Sept. 2004	1	3	-4	-10	-5	-16
	Jan.-Sept. 2003	-2	11	-6	-4	10	9
Operating profit	**Jan.-Sept. 2004**	**131**	**197**	**297**	**91**	**-30**	**685**
	Jan.-Sept. 2003	**88**	**183**	**133**	**60**	**18**	**482**
Net income from investments	Jan.-Sept. 2004	3	-20	-7	5	20	1
	Jan.-Sept. 2003	0	7	22	9	-14	26
Amortization of goodwill	Jan.-Sept. 2004	-3	-2	-36	-4	-8	-54
	Jan.-Sept. 2003	-3	-1	-31	-5	-7	-48
Balance of other income and expenses	Jan.-Sept. 2004	0	-1	0	0	2	0
	Jan.-Sept. 2003	0	-1	-1	0	0	-2
Net income before taxes	**Jan.-Sept. 2004**	**130**	**174**	**254**	**91**	**-16**	**632**
	Jan.-Sept. 2003	**85**	**188**	**123**	**64**	**-3**	**457**

EUR m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent	Jan.-Sept. 2004	12,767	32,635	16,528	2,961	4,577	69,469
(Austrian Banking Act)	Jan.-Sept. 2003	11,720	32,615	13,758	3,389	6,225	67,707
Average allocated equity	Jan.-Sept. 2004	894	2,284	1,641	207	1,086	6,112
	Jan.-Sept. 2003	727	2,022	853	210	1,053	4,865
Return on equity before taxes in %	Jan.-Sept. 2004	*19.3*	*10.1*	*20.7*	*58.8*		*13.8*
	Jan.-Sept. 2003	*15.5*	*12.4*	*19.2*	*40.8*		*12.5*
Cost/income ratio in %	Jan.-Sept. 2004	*79.0*	*51.8*	*58.6*	*54.3*		*64.5*
	Jan.-Sept. 2003	*80.6*	*54.3*	*70.9*	*66.1*		*68.7*
Risk/earnings ratio in %	Jan.-Sept. 2004	*12.5*	*32.7*	*12.4*	*0.0*		*18.1*
	Jan.-Sept. 2003	*16.9*	*32.0*	*18.3*	*0.4*		*22.1*

Balance sheet at 30 September 2004

Assets	30 Sept. 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,020	2,286	735	32.1
Trading assets	14,935	16,140	-1,205	-7.5
Loans and advances to, and placements with, banks	23,321	25,130	-1,809	-7.2
Loans and advances to customers	79,221	75,997	3,224	4.2
- Loan loss provisions	-3,463	-3,490	27	-0.8
Investments	17,027	15,910	1,116	7.0
Property and equipment	1,135	1,120	15	1.4
Intangible assets	1,247	1,288	-40	-3.1
Other assets	3,504	2,674	830	31.0
Total assets	**139,947**	**137,053**	**2,893**	**2.1**

Liabilities and shareholders' equity	30 Sept. 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	38,443	39,133	-690	-1.8
Amounts owed to customers	56,018	53,824	2,195	4.1
Liabilities evidenced by certificates	19,395	17,399	1,996	11.5
Trading liabilities	7,453	8,560	-1,107	-12.9
Provisions	3,579	3,422	157	4.6
Other liabilities	2,943	3,118	-176	-5.6
Subordinated capital	5,341	5,419	-78	-1.4
Minority interests	402	362	40	11.1
Shareholders' equity	6,371	5,815	556	9.6
Total liabilities and shareholders' equity	**139,947**	**137,053**	**2,893**	**2.1**

Bank Austria Creditanstalt

A Member of HVB Group

P r e s s   r e l e a s e

Vienna, 4 November 2004

Bank Austria Creditanstalt's results for the first nine months of 2004:

Profits boosted by strong performance of CEE operations

- **BA-CA improves net income before taxes by 38 per cent to EUR 632 million**
- **Net income after taxes increases by 39 per cent to EUR 434 million**
- **Q3 the best quarter of the year**
- **BA-CA raises the target for net income before taxes for 2004 as a whole from EUR 750 million to EUR 800 million**
- **CEE operations make by far the largest contribution to overall profits of BA-CA**
- **Expansion in CEE continues: BA-CA acquires Hebros Bank in Bulgaria**

In the first nine months of 2004, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the same period of the previous year. Net income after taxes and minority interests rose by 39 per cent to EUR 434 million (Q1 to Q3 of 2003: EUR 312 million). Business with private customers in Austria and especially business in Central and Eastern Europe (CEE) contributed to the improved results. The CEE business segment more than doubled its results compared with the same period of the previous year; CEE accounted for 40 per cent of the bank's overall profits and thus made by far the largest contribution to BA-CA's results.

BA-CA's CEO Erich Hampel: "The result is an important step forward. We particularly benefit from our strong commitment in Central and Eastern Europe. Despite this result we should, however, not forget that there is still some work ahead of us in Austria. Our measures are beginning to show an impact, but we still have a long way to go to reach our goal."

The third quarter was the best quarter so far for BA-CA in the current financial year: net income after taxes and minority interests reached EUR 151 million, exceeding the profit figures for the preceding quarters of 2004 (first quarter: EUR 133 million, second quarter: EUR 150 million). BA-CA responds to the good result for the quarter by raising its target for net income before taxes for fiscal 2004 from EUR 750 million to EUR 800 million.

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

BA-CA in CEE: expansion continues

On Wednesday evening BA-CA signed the agreement on the purchase of the Bulgarian Hebros Bank. Says BA-CA's CEO Hampel: "We are pushing ahead with our expansion in the CEE region and this gives us strong growth leverage. We just finalized our latest acquisition: by buying Hebros Bank in Bulgaria, we clearly strengthen our position in the Bulgarian market."

With total assets of EUR 291 million, 92 offices and 210,000 customers, Hebros Bank is number 10 in the Bulgarian banking market. Together with HVB Bank Biochim, BA-CA operates in Bulgaria as the fourth-largest local bank. With the acquisition, BA-CA strengthens its presence in Bulgaria and achieves its target of a 10 per cent market share.

BA-CA operates in 11 countries of Central and Eastern Europe. With a network of approximately 960 offices, the bank serves 4.4 million customers. Moreover, through HVB Group, customers of Bank Austria Creditanstalt have access to markets in Russia, the Ukraine, the Baltic countries and all international financial centers.

Items in the income statement

In the first nine months of 2004, BA-CA's net interest income rose to EUR 1,789 million, an increase of 11.1 per cent over the same period of the previous year (2003: EUR 1,610 million). The net charge for losses on loans and advances was further reduced to EUR 323 million, a decrease by 9.3 per cent over the figure for the same period of the previous year (2003: EUR 356 million). Net interest income after the net charge for losses on loans and advances rose by 16.9 per cent to EUR 1,466 million (2003: EUR 1,254 million).

Net fee and commission income also made good progress, rising by 11.1 per cent to EUR 932 million (2003: EUR 839 million). The net trading result was EUR 138 million, down by 36.7 per cent from the exceptionally high figure for the first nine months of the previous year (2003: EUR 217 million). General administrative expenses remained practically unchanged, declining by 0.2 per cent to EUR 1,835 million (2003: EUR 1,838 million).

The operating profit thus reached EUR 685 million. BA-CA thus achieved an increase of 42.3 per cent over the previous year's figure of EUR 482 million. Net income from investments

amounted to EUR 1 million (2003: EUR 26 million). Amortization of goodwill was EUR 54 million (2003: EUR 48 million).

BA-CA thus generated a net income before taxes in the amount of EUR 632 million, which is up by 38.4 per cent on the previous year's level (2003: EUR 457 million). Minority interests rose to EUR 47 million (2003: EUR 43 million). Net income after taxes and minority interests was EUR 434 million, an increase of 39 per cent over the previous year (2003: EUR 312 million). Adjusted for amortization of goodwill, net income after taxes and minority interests rose by 35.3 per cent to EUR 487 million (2003: EUR 360 million).

These results had the following effects on key financial data:

- The return on equity before taxes (ROE) rose to 13.8 per cent (2003: 12.5 per cent) although shareholders' equity increased significantly from EUR 5.8 billion to EUR 6.4 billion.
- The return on equity after taxes rose to 9.5 per cent (2003: 8.5 per cent).
- The cash ROE – i.e. the return on equity adjusted for amortization of goodwill – was 12.7 per cent (2003: 12.2 per cent).
- The cost/income ratio improved from 68.7 per cent to 64.5 per cent.
- Earnings per share increased from EUR 3.35 to EUR 3.93.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved considerably, from 22.1 per cent to 18.1 per cent.
- The Tier 1 capital ratio is 7.5 per cent, after 7.7 per cent as at 30 September 2003.

Business segment results

BA-CA divides its results into five business segments: Central and Eastern Europe, Private Customers Austria, Corporate Customers Austria, International Markets, and Corporate Center.

Besides Austria, the region of **Central and Eastern Europe** (CEE) is BA-CA's core market. The bank intends to pursue its expansion in CEE and to further expand the leading banking network in this growth region. The acquisition of Hebros Bank is a further step in this direction.

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Business in the CEE region developed excellently in the first nine months of 2004: Bank Austria Creditanstalt's banking subsidiaries significantly improved their net income before taxes to EUR 342.1 million (2003: EUR 229.7 million), an increase of 49 per cent. Bank BPH, BA-CA's Polish banking subsidiary, showed a particularly strong performance, with net income before taxes rising by 68 per cent to EUR 160 million. Strong growth was also achieved by the subsidiaries in Hungary, with net income before taxes up by 58 per cent to EUR 59.7 million, and in Romania, where net income before taxes increased by 96.7 per cent to EUR 16.8 million. HVB Bank Biochim, the banking subsidiary in Bulgaria, improved its net income before taxes by 62.5 per cent to EUR 14.3 million.

After amortization of goodwill and after consolidation effects, net income before taxes in the **CEE business segment** amounted to EUR 254 million, compared with EUR 123 million in the previous year. This is an increase of 106.5 per cent. The ROE before taxes was 20.7 per cent (2003: 19.2 per cent). The cost/income ratio declined considerably, from 70.9 per cent in the previous year to 58.6 per cent.

The **Private Customers Austria** segment achieved a net income before taxes of EUR 130 million for the first nine months of 2004, which is an increase of 53 per cent over the previous year (2003: EUR 85 million). The return on equity before taxes amounted to 19.3 per cent (2003: 15.5 per cent). The cost/income ratio improved slightly, from 80.6 per cent to 79 per cent.

In the **Corporate Customers Austria** segment, net income before taxes amounted to EUR 174 million, down by 7.5 per cent from the previous year's figure (2003: EUR 188 million). The return on equity before taxes was 10.1 per cent (2003: 12.4 per cent), the cost/income ratio is 51.8 per cent (2003: 54.3 per cent).

The **International Markets** segment generated net income before taxes of EUR 91 million, an increase of 42 per cent over the previous year (2003: EUR 64 million). The return on equity before taxes reached 58.8 per cent (2003: 40.8 per cent). The cost/income ratio was 54.3 per cent (2003: 66.1 per cent).

The **Corporate Center** segment of BA-CA recorded a net loss before taxes of EUR 16 million (2003: a net loss of EUR 3 million).

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Inclusion of results in the business segments of HVB Group

BA-CA's net income before taxes is included in HVB Group's business segment results in the following way: first, amortization of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 632 million. The remaining amount of EUR 499 million is apportioned to HVB Group's business segments: EUR 445 million to the Austria and CEE segment, EUR 77 million to Corporates & Markets, and minus EUR 23 million to Other Items.

Balance sheet

As at 30 September 2004, BA-CA's balance-sheet total amounted to EUR 139.9 billion, an increase of 2.1 per cent over the year-end 2003 figure (31 December 2003: EUR 137 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 7.2 per cent to EUR 23.3 billion compared with the level at the end of the previous year (2003: EUR 25.1 billion). Trading assets declined by 7.5 per cent to EUR 14.9 billion. Loans and advances to customers rose by 4.2 per cent to EUR 79.2 billion (2003: EUR 76.0 billion). Investments increased by 7 per cent to EUR 17 billion (2003: EUR 15.9 billion).

On the liabilities side, amounts owed to banks declined slightly, by 1.8 per cent to EUR 38.4 billion (2003: EUR 39.1 billion). Amounts owed to customers rose by 4.1 per cent to EUR 56 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates increased by 11.5 per cent to EUR 19.4 billion (2003: EUR 17.4 billion). Shareholders' equity rose by 9.6 per cent to EUR 6.4 billion (2003: EUR 5.8 billion).

Enquiries:
Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

This text is also available at www.ba-ca.com/en/press.html

Income statement for the first nine months of 2004

	1 Jan. – 30 Sept. 2004 in EUR m	1 Jan. – 30 Sept. 2003 in EUR m	Change in EUR m	Change in %
Net interest income	1,789	1,610	179	11.1
Losses on loans and advances	-323	-356	33	-9.3
Net interest income after losses on loans and advances	1,466	1,254	212	16.9
Net fee and commission income	932	839	93	11.1
Net trading result	138	217	-80	-36.7
General administrative expenses	-1,835	-1,838	3	-0.2
Balance of other operating income and expenses	-16	9	-25	>100
Operating profit	**685**	**482**	**203**	**42.3**
Net income from investments	1	26	-25	-97.1
Amortization of goodwill	-54	-48	-5	11.4
Balance of other income and expenses	0	-2	2	>100
Net income before taxes	**632**	**457**	**175**	**38.4**
Taxes on income	-151	-102	-49	48.2
Minority interests	-47	-43	-4	10.0
Net income after taxes and minority interests	**434**	**312**	**122**	**39.0**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Income statement by quarter

	Q3 2004 in EUR m	Q2 2004 in EUR m	Q1 2004 in EUR m	Q4 2003 in EUR m	Q3 2003 in EUR m
Net interest income	608	640	541	566	551
Losses on loans and advances	-107	-107	-109	-111	-127
Net interest income after losses on loans and advances	501	534	432	455	424
Net fee and commission income	317	319	297	296	296
Net trading result	52	29	57	3	31
General administrative expenses	-620	-612	-604	-641	-598
Balance of other operating income and expenses	-3	-12	0	8	14
Operating profit	**246**	**257**	**181**	**121**	**166**
Net income from investments	-10	-22	33	95	6
Amortization of goodwill	-18	-18	-18	-19	-16
Balance of other income and expenses	2	-1	0	-6	-1
Net income before taxes	**220**	**216**	**196**	**191**	**156**
Taxes on income	-53	-51	-47	-53	-36
Minority interests	-16	-15	-16	-8	-10
Net income after taxes and minority interests	**151**	**150**	**133**	**130**	**110**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Business segments Jan.-Sept. 2004 / Jan.-Sept. 2003

EUR m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Inter-national Markets	Corporate Center	BA-CA GROUP
Net interest income	Jan.-Sept. 2004	569	570	531	111	8	1,789
	Jan.-Sept. 2003	573	563	397	75	2	1,610
Losses on loans and advances	Jan.-Sept. 2004	-71	-186	-66	0	0	-323
	Jan.-Sept. 2003	-97	-180	-73	0	-7	-356
Net fee and commission income	Jan.-Sept. 2004	388	219	311	16	-2	932
	Jan.-Sept. 2003	377	198	258	10	-5	839
Net trading result	Jan.-Sept. 2004	2	3	39	81	13	138
	Jan.-Sept. 2003	2	22	58	95	40	217
General administrative expenses	Jan.-Sept. 2004	-757	-411	-514	-108	-45	-1,835
	Jan.-Sept. 2003	-766	-431	-502	-116	-22	-1,838
Balance of other operating income and expenses	Jan.-Sept. 2004	1	3	-4	-10	-5	-16
	Jan.-Sept. 2003	-2	11	-6	-4	10	9
Operating profit	**Jan.-Sept. 2004**	**131**	**197**	**297**	**91**	**-30**	**685**
	Jan.-Sept. 2003	**88**	**183**	**133**	**60**	**18**	**482**
Net income from investments	Jan.-Sept. 2004	3	-20	-7	5	20	1
	Jan.-Sept. 2003	0	7	22	9	-14	26
Amortization of goodwill	Jan.-Sept. 2004	-3	-2	-36	-4	-8	-54
	Jan.-Sept. 2003	-3	-1	-31	-5	-7	-48
Balance of other income and expenses	Jan.-Sept. 2004	0	-1	0	0	2	0
	Jan.-Sept. 2003	0	-1	-1	0	0	-2
Net income before taxes	**Jan.-Sept. 2004**	**130**	**174**	**254**	**91**	**-16**	**632**
	Jan.-Sept. 2003	**85**	**188**	**123**	**64**	**-3**	**457**

EUR m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Inter-national Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent	Jan.-Sept. 2004	12,767	32,635	16,528	2,961	4,577	69,469
(Austrian Banking Act)	Jan.-Sept. 2003	11,720	32,615	13,758	3,389	6,225	67,707
Average allocated equity	Jan.-Sept. 2004	894	2,284	1,641	207	1,086	6,112
	Jan.-Sept. 2003	727	2,022	853	210	1,053	4,865
Return on equity before taxes in %	Jan.-Sept. 2004	*19.3*	*10.1*	*20.7*	*58.8*		*13.8*
	Jan.-Sept. 2003	*15.5*	*12.4*	*19.2*	*40.8*		*12.5*
Cost/income ratio in %	Jan.-Sept. 2004	*79.0*	*51.8*	*58.6*	*54.3*		*64.5*
	Jan.-Sept. 2003	*80.6*	*54.3*	*70.9*	*66.1*		*68.7*
Risk/earnings ratio in %	Jan.-Sept. 2004	*12.5*	*32.7*	*12.4*	*0.0*		*18.1*
	Jan.-Sept. 2003	*16.9*	*32.0*	*18.3*	*0.4*		*22.1*

Balance sheet at 30 September 2004

Assets	**30 Sept. 2004 in EUR m**	**31 Dec. 2003 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	3,020	2,286	735	32.1
Trading assets	14,935	16,140	-1,205	-7.5
Loans and advances to, and placements with, banks	23,321	25,130	-1,809	-7.2
Loans and advances to customers	79,221	75,997	3,224	4.2
- Loan loss provisions	-3,463	-3,490	27	-0.8
Investments	17,027	15,910	1,116	7.0
Property and equipment	1,135	1,120	15	1.4
Intangible assets	1,247	1,288	-40	-3.1
Other assets	3,504	2,674	830	31.0
Total assets	**139,947**	**137,053**	**2,893**	**2.1**

Liabilities and shareholders' equity	**30 Sept. 2004 in EUR m**	**31 Dec. 2003 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	38,443	39,133	-690	-1.8
Amounts owed to customers	56,018	53,824	2,195	4.1
Liabilities evidenced by certificates	19,395	17,399	1,996	11.5
Trading liabilities	7,453	8,560	-1,107	-12.9
Provisions	3,579	3,422	157	4.6
Other liabilities	2,943	3,118	-176	-5.6
Subordinated capital	5,341	5,419	-78	-1.4
Minority interests	402	362	40	11.1
Shareholders' equity	6,371	5,815	556	9.6
Total liabilities and shareholders' equity	**139,947**	**137,053**	**2,893**	**2.1**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Creditanstalt

A Member of HVB Group

P r e s s r e l e a s e

Vienna, 4 November 2004

Bank Austria Creditanstalt acquires Hebros Bank in Bulgaria

- **Takeover of the tenth-largest Bulgarian bank with 92 offices and 210,000 customers**
- **Bank Austria Creditanstalt holds a market share of 10 per cent in Bulgaria**

On 3 November, Bank Austria Creditanstalt (BA-CA) signed the agreement to purchase Hebros Bank, a bank in Bulgaria. The sellers of the 99.9 per cent interest are SWC BV and SWR Investments, independent investment management companies. "By acquiring Hebros Bank we have significantly strengthened our market position in Bulgaria. We are thereby increasing our market share to the level of 10 per cent that we have sought in this strategic core market," says Erich Hampel, CEO of Bank Austria Creditanstalt. The acquisition is subject to approval by all relevant authorities.

Hebros Bank has total assets of EUR 291 million (as at 30 June 2004) and a market share of 2.9 per cent, which makes it the number 10 in the Bulgarian banking market. With a country-wide network of 92 offices and a total of 1,000 employees, the bank serves 210,000 customers. The bank was created through the merger of eight state-owned banks in 1993. In 2000, it was sold to the Regent Pacific Group. The bank has been restructured and modernised over the past four years. Today, Hebros Bank uses a modern IT system and operates an extensive network of branches. The bank focuses on retail customers and small and medium-sized businesses.

BA-CA is already active in Bulgaria through its subsidiary HVB Bank Biochim. HVB Bank Biochim is currently the fourth-largest local bank, with total assets of EUR 793 million, some 1,500 employees, 151 branches and more than 400,000 customers. It is planned to integrate HVB Bank Biochim and Hebros Bank in 2006.

Strong joint position

HVB Bank Biochim and Hebros Bank hold an excellent position in the Bulgarian banking market. Together they serve over 600,000 customers. With combined total assets of about EUR 1 billion, they are a strong number 4 among banks in Bulgaria. The two banks are well

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

positioned especially in the lending business: their combined market share of 11.6 per cent makes them Bulgaria's second-largest lender. The two banks are the market leader in the area of business loans, with a combined market share of 11.2 per cent. They rank third in the retail lending sector, with a combined market share of 12.6 per cent. In the deposits business the two banks are the number 4, with a market share of 9.7 per cent. "The two banks fit together perfectly," says BA-CA's CEO Erich Hampel. "This acquisition provides a strong base for our further growth in Bulgaria."

Details of the purchase price have not been disclosed. "The purchase price is slightly higher than twice book value and is in line with the strategic importance of the acquisition," says BA-CA's CEO Hampel. "We expect significant synergies and an increase in the combined unit's ROE by 2007," Hampel adds.

BA-CA acquires 90 per cent of the shares in Hebros Bank, with the remaining 10 per cent being acquired by HVB Bank Biochim, BA-CA's subsidiary in Bulgaria. HVB Bank Biochim's directly held equity interest in Hebros Bank ensures a direct link and close cooperation between BA-CA's two Bulgarian banking subsidiaries from the very start. The remaining 0.1 per cent is held by minority shareholders. CA IB, BA-CA's investment banking arm, and the Austrian law firm Wolf Theiss as well as Ernst & Young Bulgaria acted as adviser to BA-CA on this acquisition.

Within HVB Group, Bank Austria Creditanstalt is responsible for business in the markets of Central and Eastern Europe (CEE). The bank operates the leading network in the region, serving 4.1 million customers in 11 countries. BA-CA has won numerous awards in recognition of its CEE competence: most recently, in summer 2004, "Euromoney" and "The Banker" named Bank Austria Creditanstalt "Best Bank in CEE" and "Bank of the Year in CEE", respectively. The Group has maintained a presence in Bulgaria since 1986. In 2002, Bank Austria Creditanstalt acquired the Bulgarian Bank Biochim. In 2003, "The Banker" named HVB Bank Biochim "Bank of the Year" in Bulgaria.

Enquiries: Bank Austria Creditanstalt International Press Relations
Ildiko Füredi-Kolarik, tel. +43 (0)5 05 05 56102; e-mail: ildiko.fueredi@ba-ca.com

This text is also available at www.ba-ca.com/en/presse.html.

Creditanstalt A Member of HVB Group

Not for distribution in or into the United States, Canada or Japan

p r e s s   r e l e a s e   Vienna, 14.10. 2004

BA-CA issues EUR 250 million hybrid tier 1 bond

Bank Austria Creditanstalt (BA-CA) issued a EUR 250 million hybrid tier 1 bond. The issue price was set at 100 per cent today. The bonds were internationally distributed to private and institutional investors across Europe. About 27 per cent of the total issue volume was sold to Germany, The Netherlands bought 26 per cent, 15 per cent of the bonds were placed in Great Britain & Ireland and Spain participated with 6 per cent. Other regions involved are Benelux, Monaco, Portugal, France and Greece. ABN Amro, Deutsche Bank, HypoVereinsbank and Merrill Lynch acted as joint-bookrunners.

International investors showed strong interest for the structure of the issue which enabled Bank Austria Creditanstalt to tap the international capital markets at an attractive funding level.

The bond will be issued by a special purpose vehicle based in the Cayman Islands. Listings on the stock exchanges of Amsterdam and Frankfurt will be applied for.

Inquiries: Bank Austria Creditanstalt
Peter N. Thier, Tel. +43 (0)5 05 05 52371;
e-mail: peter.thier@ba-ca.com

Disclaimer

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy any securities to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds and the shares will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The Bonds and the shares referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the Bonds or the shares referred to herein in the United States.

Stabilisation / FSA

Bank Austria Creditanstalt AG
Press office
A-1020 Vienna, Lassallestraße 1
Address: P.O. Box 8.000, A-1010 Vienna

Phone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 13 October 2004

BA-CA sets the course for modern internal service regulations

- **Bank Austria Creditanstalt leaves the Austrian Association of Savings Banks and becomes a member of the Austrian Association of Banks and Bankers**
- **A single set of internal service regulations for all employees**
- **Rate of annual salary increases will slow down**
- **BA-CA is planning to hire 500 new employees annually from 2006**

With effect from 12 October 2004, Bank Austria Creditanstalt (BA-CA) left the Austrian Association of Savings Banks and joined the Austrian Association of Banks and Bankers. This change enables the bank to switch from outdated internal service regulations to new rules which are more in line with the Austrian collective agreement for banks. Erich Hampel, Chairman of BA-CA's Managing Board: "We are taking an important step with a view to securing the bank's competitiveness. The new internal service regulations are a well-balanced and fair package taking employees' interests into account. These rules will slow down the annual increases in salaries and will enable the bank to hire some 500 new employees annually from 2006."

The internal service regulations are harmonised and simplified and can thus be handled more easily. The change from the Austrian Association of Savings Banks to the Austrian Association of Banks and Bankers will have the following effects:

1. **A single set of internal service regulations applies to all employees of Bank Austria Creditanstalt AG**
2. **Salaries remain unchanged, but rate of general salary increases slows down**
3. **Employees with "permanent tenure" will continue to enjoy this status – permanent tenure will no longer be granted**
4. **Working hours per week will be increased by 1.5 hours**
5. **Performance-related components of remuneration will be expanded**

Presseinformation

13.10.2004

BA-CA stellt Weichen für ein modernes Dienstrecht

- **Die BA-CA wechselt vom Sparkassenverband in den Bankenverband.**
- **Das neue Dienstrecht ist ein maßvolles, ausgewogenes Paket.**
- **EIN Dienstrecht für ALLE Mitarbeiter.**
- **Die Dynamik der Gehaltssteigerungen wird eingebremst.**
- **Die BA-CA plant, ab 2006 jährlich 500 neue Mitarbeiter anzustellen.**

Die Bank Austria Creditanstalt (BA-CA) ist mit Wirkung vom 12. Oktober 2004 aus dem Sparkassenverband ausgetreten und in den Bankenverband eingetreten. Der Verbandswechsel ermöglicht es, das veraltete Dienstrecht der BA-CA in Anlehnung an die Bestimmungen des Banken-Kollektivvertrages neu zu regeln. BA-CA Vorstandsvorsitzender Erich Hampel. „Wir setzen hiermit einen wichtigen Schritt, um die Wettbewerbsfähigkeit der Bank abzusichern. Das neue Dienstrecht ist ein ausgewogenes, faires Paket und nimmt angemessen auf die Anliegen der Mitarbeiter Rücksicht. Es reduziert die Dynamik der Gehaltssteigerungen und ermöglicht es uns, ab 2006 jährlich rund 500 neue Mitarbeiter in der Bank aufzunehmen."

Betriebsrat war nicht zu Verhandlungen bereit
Die BA-CA ist als Competence Center der HVB Group für die Märkte in Österreich und in Zentral- und Osteuropa in einer hervorragenden strategischen Position. Um diese Position mittel- und langfristig weiter dynamisch ausbauen zu können, benötigt die Bank auch ein modernes, leistungsorientiertes Dienstrecht mit einem fairen Entlohnungssystem.
Seit Mai dieses Jahres hat sich der Vorstand bemüht, mit der Belegschaftsvertretung konstruktive Verhandlungen zu diesem Thema aufzunehmen. Die verschiedenen Treffen, bei denen die Belegschaftsvertreter stets ausdrücklich betonten, „dass nur Sondierungsgespräche und keine Verhandlungen mit dem Vorstand geführt würden", blieben jedoch ohne Ergebnis. Am 9. September lehnte der Betriebsrat schließlich ein „Kompromisspapier" des Vorstands – das die Aufnahme wichtiger Positionen des Betriebsrates vorsah – ab.

Der Vorstand hat daraufhin alternative Lösungen erarbeitet und sich schließlich zum Wechsel vom Sparkassenverband in den Bankenverband entschieden. Ein Austritt der BA-CA aus dem Sparkassensektor ist laut den Bestimmungen des Syndikatsvertrages, der anlässlich des Zusammengehens der BA-CA mit der HVB Group im Jahr 2000 geschlossen wurde, bis Ende 2006 nur mit einer Zweidrittel-Mehrheit im Aufsichtsrat möglich; was dem Betriebsrat de facto ein Veto-Recht gibt.

Der Vorstand beabsichtigt nun, Verhandlungen mit dem Betriebsrat über einen früheren Austritt aus dem Sektor aufzunehmen. Bis zu einem Sektorwechsel gehört die BA-CA noch dem Einlagensicherungssystem der Sparkassen an und wird vom Sparkassenprüfungsverband geprüft. Der Wechsel in den Bankenverband ist ein logischer Schritt in Richtung Sektorwechsel und entspricht der Entwicklung des Unternehmens, das den Charakter einer Sparkasse längst verloren hat. Zudem stammen zwei der drei Vorgängerinstitute der BA-CA – die Creditanstalt und die Länderbank – aus dem Bankensektor.

Vom Syndikatsvertrag unberührt ist der „Bank der Regionen Vertrag", der die Rolle der BA-CA in der HVB Group als Competence Center für Österreich und Zentral- und Osteuropa regelt; dieser Vertrag ist unbefristet und auch nicht einseitig kündbar.

Dienstrecht Neu
Mit Stichtag 12. Oktober 2004 gilt für alle Mitarbeiter der BA-CA der Kollektivvertrag für Angestellte der Banken und Bankiers (Banken-KV) in der jeweils geltenden Fassung. Es gelten daher auch alle Betriebsvereinbarungen, die nur auf dem Sparkassen-KV beruht haben, nicht mehr. Die übrigen, nicht automatisch wegfallenden Regelungen der Betriebsvereinbarung 1969 (BV 69) und einige weitere Betriebsvereinbarungen werden unter Einhaltung der Kündigungsfrist mit Wirkung vom 31. Jänner 2005 gekündigt.

Der Umstieg auf den Banken-KV bietet grundsätzlich die Möglichkeit, das Dienstrecht der BA-CA weitgreifend zu verändern. Der Vorstand geht mit dieser Möglichkeit maßvoll um. Im „Dienstrecht Neu" hat er wichtige Positionen des Betriebsrates berücksichtigt. Die wesentlichen Fakten:

1. Für die BA-CA AG gilt nun EIN Dienstrecht für ALLE Mitarbeiter
Das Dienstrecht wird harmonisiert, vereinfacht und damit auch administrierbarer gemacht. Die Mitarbeiter werden gleich behandelt. Neue Mitarbeiter werden ab Februar 2005 direkt in der BA-CA aufgenommen. Die beiden Ausgliederungsprojekte „Marktfolge" und „Zahlungsverkehr" werden über das Delegationsprinzip geregelt. Das heisst: Die Mitarbeiter, die in diese Gesellschaften wechseln, bleiben weiter im BA-CA Dienstrecht. Neueintritte werden in der jeweiligen Gesellschaft angestellt.

2. Die Gehälter bleiben gleich, Dynamik der Gehaltssteigerungen gebremst
Der Wechsel vom Sparkassen- in den Banken-KV und der (teilweise) Wegfall der BV 69 sowie einiger anderer Betriebsvereinbarungen wird für Mitarbeiter der BA-CA keine betragsmäßige Reduktion ihrer Gehälter[1] zur Folge haben. Kollektivvertraglich bedingte Gehaltsveränderungen folgen nunmehr ausschließlich dem Banken-KV. Der Vorstand sichert zu, dass sich das Gehalt jedes Mitarbeiters - vorbehaltlich anderslautender, individueller Vereinbarungen - einmal jährlich zumindest im Ausmaß der Inflationsrate (berechnet in Form des Verbraucherpreisindex) erhöhen wird, soweit nicht der jährliche Banken-Kollektivvertragsabschluss eine geringere Steigerung vorsieht. Mit dieser Regelung wird die Dynamik der Gehaltserhöhungen spürbar eingebremst.

3. Bestehende Definitivstellungen bleiben - keine neuen Definitivstellungen
Ab sofort wird die BA-CA - vorbehaltlich rechtlicher Verpflichtungen - keine Definitivstellungen mehr vornehmen; bestehende Definitivstellungen bleiben davon selbstverständlich unberührt.

4. Die wöchentliche Normalarbeitszeit beträgt ab 1. Jänner 2005 38,5 Stunden.
Mit Stichtag 1. Jänner 2005 beträgt die wöchentliche Normalarbeitszeit - wie im Banken-KV vorgesehen - 38,5 Stunden (statt bisher 37 Stunden); ein Lohnausgleich ist mit dieser Anpassung an den Kollektivvertrag nicht verbunden. Der Urlaubsanspruch bestimmt sich ab 1. Jänner 2005 ebenfalls nach dem Banken-KV.

5. Das leistungsorientierte Entgeltsystem wird ausgebaut
Die Gehaltsentwicklung soll sich künftig deutlich stärker an der wirtschaftlichen Entwicklung des Unternehmens und an den persönlichen Leistungen des Mitarbeiters orientieren. Die Mitarbeiter werden verstärkt am Erfolg des Unternehmens partizipieren. Deshalb ist geplant, die variablen Vergütungen deutlich auszubauen.

„Gemeinsam werden wir die hervorragende Position unserer Bank im internationalen Wettbewerb weiter ausbauen können," so BA-CA- Vorstandsvorsitzender Hampel, "ein modernes leistungsorientiertes Dienstrecht und faire Entlohnung sind wichtige Voraussetzungen für unseren Erfolg."

1) Unter „Gehalt" verstehen wir das Grundgehalt gemäß Schema zuzüglich der Zulagen und Überstundenpauschalien, jedoch exklusive IEB, Sonderprämien und einzeln abgegoltener Überstunden.

Rückfragen:
Bank Austria Creditanstalt Pressestelle
Martin Hehemann, Tel.: +43 (0)5 05 05 DW 57007; E-Mail: martin.hehemann@ba-ca.com
Peter N. Thier, Tel.: +43 (0)5 05 05 DW 52371; E-Mail: peter.thier@ba-ca.com